Exhibit (a)(1)
DICON FIBEROPTICS, INC.
1689 Regatta Blvd.
Richmond, CA 94804
(510) 620-5000

Offer to Purchase for Cash

Up to 30,900 Shares of its
Common Stock, No par value

At a Purchase Price of $5.00 Per Share

THE OFFER PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 9:00 P.M., CALIFORNIA TIME, ON FRIDAY, DECEMBER 15, 2006,
UNLESS THE OFFER IS EXTENDED

DiCon Fiberoptics, Inc. ("DiCon" or the "Company") is offering to purchase up to 30,900 shares of its common stock, no par value (the “common stock”), at a price of $5.00 per share, in cash and without interest, upon the terms and subject to the conditions contained in this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

The Offer is not conditioned upon any minimum number of shares being tendered. However, the Offer is subject to certain other conditions. See "Conditions of the Offer."

Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to Jean Lin, Stock Administrator, who is an employee of the Company and will be acting as the Company’s transfer agent (the “Transfer Agent”) for the Offer at (510) 620-5352 or jlin@diconfiber.com, and copies of these documents will be furnished promptly at DiCon’s expense.

IMPORTANT PROCEDURES

If you want to tender all or part of your shares pursuant to the Offer, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any other documents required by the Letter of Transmittal, to the Company’s Transfer Agent for our Offer. Pursuant to your Buy-Sell Agreement with the Company, most of you have previously appointed the Secretary of the Company as custodian to hold your stock certificate(s). In tendering your shares, by signing the Letter of Transmittal, you will be authorizing the Secretary, as your custodian, to release your stock certificate(s) to the Company. The Company has not engaged the services of an independent depositary for the Offer. Tendered shares will be received by the Company and the Company will hold the funds necessary to pay shareholders for purchased shares. Tendering shareholders should note that a bankruptcy event affecting the Company could delay or frustrate payment for purchased shares. The Company has chosen not to engage a depositary because it has experience in receiving shares and making payments and to minimize the costs of the Offer. The Company does not believe that the absence of an independent depositary will result in any delay in effectuating payment for tendered shares. Only the number of shares you tender will be released to the Company. If your share certificate(s) represent more shares than you intend to tender, the Company will issue a new stock certificate representing the excess shares.

No person has been authorized to make any recommendation on behalf of DiCon as to whether shareholders should tender shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained in this Offer or in the related Letter of Transmittal. If given or made, the recommendation and any other information and representations must not be relied upon as having been authorized by DiCon.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of this disclosure document. Any representation to the contrary is a criminal offense.

The date of this Offer to Purchase is November 16, 2006.

TABLE OF CONTENTS

SUMMARY

DiCon Fiberoptics, Inc., a California corporation (the “Company” or “DiCon”), is providing this summary for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of our Offer to the same extent that they are described in the body of this document. We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of our Offer. Where helpful, we have included references to the sections of this document where you will find a more complete discussion.

DiCon is offering to purchase up to 30,900 shares of its common stock, no par value (the “common stock”), at a price of $5.00 per share, in cash and without interest, upon the terms and subject to the conditions contained in this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company. Set forth below are the material terms of this Offer:

•
This Offer is the second step of a two-step transaction (the "Transaction"). The first step was a 5-for-1 reverse stock split (the "Stock Split") to increase the number of record shareholders holding less than 100 shares which became effective at the close of business on October 26, 2006.

•
Upon the terms and subject to the conditions of the Offer, DiCon will purchase up to 30,900 shares of its common stock which are validly tendered pursuant to the Offer. See “Number of Shares; Proration.”

•	DiCon will purchase these shares for a price of $5.00 per share, which is a slight premium to the current fair value of the shares. See “Special Factors.”

•	Each shareholder must determine whether to sell his or her shares and how much to sell. See “Number of Shares; Proration” and “Procedure for Tendering Shares.”

•	All shares will be acquired at the same purchase price. See “Number of Shares; Proration.”

•
If more than 30,900 shares are validly tendered, DiCon will first acquire shares held by persons who own of record less than 100 shares, and then will acquire shares from other tendering shareholders on a pro rata basis. See “Number of Shares; Proration” and “Tenders by Holders of Less Than 100 Shares.”

•
Due to this "odd lot" priority, proration and conditional tender offer provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are properly tendered.

•
The board of directors of the Company (the “Board”) established a Special Committee (as defined below) for the Transaction. The Board considered the Company’s prior associations with each member of the Special Committee and concluded that such prior associations did not compromise each member’s independence. See "Special Factors - Background and Purpose of the Offer."

•
DiCon’s Special Committee chose not to adopt protective structures sometimes used in transactions of this kind, such as a special committee of independent directors advised by independent representatives, conditioning the Stock Split on approval by a majority of the unaffiliated shareholders, conditioning the Offer on tenders by a majority of the unaffiliated shareholders, and the like. See "Special Factors-Background and Purpose of the Offer" and "Fairness of the Transaction."

•
The Special Committee and the Board each believes that the Offer is in the best interests of the Company and its shareholders and has unanimously approved the Offer. See "Special Factors-Background and Purpose of the Offer" and "Fairness of the Transaction."

•	The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See “Conditions of the Offer.”

•
You must properly complete and execute and return the Letter of Transmittal by 9:00 p.m., California time, on December 15, 2006, in order to sell your shares to us pursuant to the Offer. See “Procedure for Tendering Shares.”

•	The Offer is scheduled to expire at 9:00 p.m., California time, on December 15, 2006. See “Number of Shares; Proration.”

•
The offering period may be extended by DiCon making a public announcement by 9:00 a.m., Eastern time, on the next business day following the scheduled expiration of the Offer. See “Extension of Tender Period; Termination; Amendments.”

•
You may withdraw tendered shares at any time prior to the expiration of the Offer. Tenders will then be irrevocable until January 16, 2007, when they may be withdrawn by shareholders if previously they have not been accepted for payment by DiCon. See “Withdrawal Rights.”

•	Written notice of a withdrawal must be provided to the Company’s Transfer Agent. See “Withdrawal Rights.”

•	Once the proration has been completed, then checks for all accepted tenders will be issued by the Company. See “Acceptance for Payment of Shares and Payment of Purchase Price.”

•
DiCon expects to announce and post on its web site (diconfiberoptics.com) final results on any proration within three trading days after the expiration date of the Offer. See “Acceptance for Payment of Shares and Payment of Purchase Price.”

•	If you sell all of your DiCon common stock in the Offer, you will no longer have an equity interest in Dicon.

•
Shareholders who don’t tender will increase their percentage ownership in DiCon. This will include the administrator for DiCon’s employee stock purchase plan and the executive officers and directors of DiCon, all of whom do not intend to tender any of their own shares. See “Information Concerning the Company” and “Interest of Directors and Officers; Transactions and Arrangements Concerning Shares.”

•
Generally, the receipt of cash by shareholders who elect to participate in the Offer will be a taxable transaction for United States federal income tax purposes. See “Material Federal Income Tax Consequences.”

•
Depending on the number of shareholders who elect to participate in the Offer, upon completion of this transaction the number of registered holders of DiCon common stock may be less than 300. As a result, DiCon may be eligible to deregister its common stock under the Securities Exchange Act of 1934, as amended. See “Special Factors - Effects of the Offer.” This will affect shareholders who do not participate in the Offer.

•
If DiCon deregisters its common stock, it will no longer be required to file periodic reports, including Forms 10-KSB and 10-QSB, with the Securities and Exchange Commission (the “SEC” or the “Commission”). See “Special Factors - Effects of the Offer.” This will affect shareholders who do not participate in the Offer to Purchase.

•
DiCon has engaged Howard Frazier Barker Elliott, Inc. to issue a “fairness” or similar opinion with respect to the price offered in this transaction. Both the Special Committee and the Board believe the Transaction is fair to unaffiliated shareholders based on the offer price and the fact that the Offer is voluntary. See “Special Factors - Effects of the Offer.”

•
DiCon’s Special Committee has approved this Offer and the Board has ratified this Offer. However, neither the Special Committee nor the Board has made any recommendation regarding whether you should tender or not tender your shares. The directors and executive officers have advised us that they do not intend to tender any of their own shares in our Offer. See “Special Factors -Effects of the Offer.”

•	You may contact Jean Lin, Stock Administrator and Transfer Agent, at (510) 620-5352 or jlin@diconfiber.com, if you have any additional questions or need additional copies of any of these documents.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents that have been incorporated herein by reference contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of DiCon. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of DiCon and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words such as “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements that reflect management’s view only on the date of this Offer to Purchase. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. DiCon undertakes no responsibility or obligation to update any such forward-looking statements. To the extent that there is any material change in the information contained in this Offer to Purchase, the Company will promptly disclose the change as required by applicable SEC rules and regulations. All subsequent written and oral forward-looking statements concerning our Offer to Purchase or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

1. SPECIAL FACTORS

BACKGROUND AND PURPOSE OF THE OFFER

DiCon was incorporated in California in 1986. The Company designs and manufactures passive components, modules, Micro Electro-Mechanical Systems (“MEMS”) products, and test instruments for the fiberoptic communications industry. The Company conducts research, development, manufacturing, and marketing at its headquarters in Richmond, California 94804. The Company, through Global Fiberoptics Inc. (“Global”), its wholly owned Taiwanese subsidiary formed in 1999, also operates a manufacturing and sales facility in Kaohsiung, Taiwan. While the Company registered its shares of common stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) in 2000, the Company’s common stock is not listed and there is no established public trading market for the Company’s common stock.

The purpose of the Transaction generally and this Offer specifically is to reduce the number of holders of record of the common stock. As of the date of this Offer, there were 305 holders of record of the common stock. If, after completion of the Offer, we have fewer than 300 shareholders of record, as calculated under the rules and regulations of the Commission under the Exchange Act, the Board intends to deregister the common stock with the Commission. One result of our exiting the SEC reporting system would be that we would no longer have to file periodic reports with the Commission, as required under the Exchange Act, including, among other reports, annual reports on Form 10-KSB and quarterly reports on Form 10-QSB, and we would no longer have to furnish to our shareholders financial statements audited by an independent registered public accounting firm. In addition, we would not be subject to the SEC’s proxy rules. The Board estimates that this could result in a significant cost savings to DiCon and allow management to spend more time focused on its regular business activities. DiCon made the decision to proceed with the Transaction at this time in light of the costs associated with complying with the Exchange Act, including Section 404 of the Sarbanes-Oxley Act. To comply with Section 404, we would need to retain the services of additional auditors and consultants and we would experience an increase in expenses from our current outside auditor. These costs would continue to increase throughout next year as we prepare for Section 404 compliance. Under current SEC rules, the Section 404 compliance requirement will become effective for non-accelerated filers like DiCon beginning with the first fiscal year ending after July 15, 2007, which is the fiscal year ending March 31, 2008 for DiCon. After Section 404 requirements become effective for the Company, in addition to its annual audit cost, it would incur additional costs of at least $170,000 for Section 404 related audits for the first year and a lesser, but still substantial amount, each year thereafter. Please see "Special Factors-Effects of the Offer to Purchase" below for a breakdown of the costs the Company incurred in 2006 associated with being a reporting company.

If the Offer does not result in DiCon qualifying to deregister with the Commission, the Board will likely consider other alternatives to achieve that result. Specifically, after the Transaction is completed, the Board currently anticipates that consistent with its prior practice it will continue to repurchase shares from employees departing through natural attrition under the Company’s standard Buy-Sell Agreement with its employee shareholders. While the Company cannot anticipate the timing of its employee departures through attrition, since the Company currently has 305 shareholders of record, it expects that the Offer will reduce the number of shareholders of record to below 305 and that over the course of the next several months, the Company may be able to repurchase shares from enough departing employees to reduce the number of its holders of record below 300 and be qualified to deregister under the Exchange Act.

Since the Company registered its shares of common stock under Section 12(g) of the Exchange Act in 2002, DiCon has been subject to the reporting and proxy requirements under the rules of the Commission.

In response to an industry-wide down turn commencing in 2001, the Company down-sized from approximately 1,195 employees in April 2001 to approximately 273 employees as of June 30, 2006. During this period, the Company repurchased shares from its departing employees pursuant to the terms of the Buy-Sell Agreement between the Company and each of the employees. In late 2002 and early 2003, the Company sought no-action relief from the SEC in order to deregister its shares, but this relief was denied and the request was withdrawn. At Dr. Ho-Shang Lee’s suggestion, and with the concurrence of the other Board members, in mid-2003 the Company explored the possibility of soliciting the repurchase of its common stock from certain employees for the purpose of reducing the Company’s holders of record below 300, but the effort was dropped after discussions with the SEC staff.

In June 2005, in connection with the Board’s review of the Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2005, a member of the Board noted the expenses related to the annual report and inquired about the status of deregistration and additional Board members echoed support for deregistration. Dr. Lee and the other Board members exchanged several electronic mail messages discussing the costs of being a reporting company, the future costs increases due to Section 404 of the Sarbanes-Oxley Act and deregistration, and Dr. Lee proposed preparing a plan to achieve deregistration. Several Board members requested that Dr. Lee prepare such a plan. In response to the Board’s inquiry and subsequent electronic mail messages exchanged by Dr. Lee with the directors, Dr. Lee met with representatives from Orrick, Herrington & Sutcliffe LLP (the "special counsel") to discuss deregistration in January of 2006 and requested counsel to prepare a presentation to the Board on considerations related to a transaction to deregister the Company’s common stock.

Present at the February 14, 2006 meeting by conference call were representatives of special counsel and a majority of the Board. Dr. Lee explained how the costs associated with being an SEC reporting company could be reduced following deregistration of the common stock. Special counsel presented for the Board’s review considerations related to deregistering the Company’s shares from the SEC and compared and contrasted four possible methods to reduce the number of record shareholders below 300, which is required to deregister the common stock: an issuer tender offer, an odd-lot tender offer, a reverse stock split, and a stock repurchase program. Prior to the meeting, management was informed of the legal mechanics and implications of the four methods by counsel.

The Board observed the following with respect to of each of the methods discussed for reducing the number of shareholders of record below 300:

o	An issuer tender offer could be costly and may not reduce the number of shareholders due to proration requirements;

o	the Company did not have a sufficient number of Odd-Lot Shareholders to allow an odd-lot tender offer to reduce the number of shareholders of record below 300;

o	a reverse stock split that cashes out resulting fractional shareholders would not be voluntary and could be subject to regulatory approval, which may not be readily obtained; and

o	a repurchase program to buy back shares held by departing employees under the Company's Buy-Sell Agreements with its shareholders may be a lengthy and uncertain process.

The Board reviewed a reverse stock split structured to cash out all, rather than a portion, of certain shareholders' shares, such as one at the ratio of 500-for-1 designed to cash-out holders of less than 500 shares of the Company's stock, but determined against it due to the uncertainties related to the requirements under the California Corporate Securities Law that a permit be obtained from the California Department of Corporations to effectuate such a split. The Board then explored a two-step transaction involving a modest reverse stock split designed to increase the number of Odd-Lot Shareholders followed by an odd-lot tender offer and ultimately determined to make the tender offer available to all shareholders and not just the Odd-lot Shareholders. The Board did not consider a sale of the company to a third party buyer at any point in its consideration because the Board intends to continue to operate the Company and the purpose of the transaction is for the Company to exit the SEC reporting system and not to sell the Company. The Board relied on a third-party valuation provider’s report and fairness opinion to conclude that the transaction was fair absent an outside "market check."

At the February 14, 2006 meeting, the Board discussed the advantages and disadvantages of deregistering and possible methods to reduce the number of record shareholders below 300. They also discussed the impairment of a liquid market for a company's stock due to the deregistration of such stock as a common concern of boards of companies considering deregistration. The Board observed that since the Company’s shares were never listed and no trading market for the Company’s shares exists, such concern is not applicable to the Company. Lastly, the Board also discussed a fair process for conducting a transaction for deregistration and the role of a special committee as part of the process.

A subsequent special meeting of the Board was conducted on March 13, 2006. At the March 13, 2006 meeting, special counsel further reviewed with the Board the purpose of a special committee and the qualifications required of Board members serving on the special committee. The Board determined that it was in the best interest of the Company and the shareholders to establish a special committee comprised of independent directors to evaluate and approve the transaction for deregistration (the “Special Committee”). The Board empowered the Special Committee with full authorization to 1) determine the best method for reducing the number of shareholders of record below 300 to enable the Company to exit the SEC reporting system and 2) determine the offer price for the transaction, with the assistance of a third-party financial advisor, as necessary.

In considering the composition of the Special Committee, the Board reviewed each director’s independence 1) in light of the director’s possible interest in the transaction, 2) based on the independence standards that the Company has elected to adopt, which is the NASD standard for NASDAQ traded issuers, and 3) in light of any related party transactions between the Company and such director. The Board determined that only two of the outside directors, Andrew Mathieson and Dunson Cheng, could potentially meet the independence standards.

The Board closely considered the relationships between the Company and Mr. Andrew Mathieson, including his beneficial ownership of approximately 6.5% of the Company’s outstanding shares due to his role as a co-Trustee for the Charlotte Bliss Taylor Trust and as a managing member of Fairview Capital Investment Management. The Board considered that 1) Mr. Mathieson personally does not hold any outstanding shares in the Company and consequently will not participate in the transaction as a shareholder, 2) pursuant to NASD's independence criteria for directors of NASDAQ traded issuers, size of ownership of Company stock by itself would not preclude a Board finding of independence; and 3) Mr. Mathieson has not engaged in any related party transaction with the Company. The Board ultimately concluded that Mr. Mathieson would qualify as an independent member to serve on the Special Committee.

The Board separately considered relationships between the Company and Dr. Dunson Cheng, including his status as the Chairman of Cathay Bank, the largest creditor of the Company. The Board considered that 1) Dr. Cheng personally does not hold any outstanding shares in the Company and consequently will not participate in the transaction as a shareholder, 2) pursuant to NASD’s independence criteria for directors of NASDAQ traded issuers, the interest payments Cathay Bank has received from DiCon under its loan to DiCon is not significant enough to Cathay Bank to preclude a finding of independence by the Board and 3) Dr. Cheng individually has not engaged in any related party transaction with the Company. The Board ultimately concluded that Dr. Cheng would qualify as an independent member to serve on the Special Committee. Accordingly, the Board designated Mr. Mathieson and Dr. Cheng to serve on the Special Committee.

In March 2006, the Special Committee met on two occasions to review possible transaction structures and financial advisor candidates. After soliciting proposals by several financial advisors, in light of its experiences with this type of project and its familiarity with the Company’s industry, the Special Committee engaged HFBE to perform a valuation study and render a fairness opinion related to a possible deregistration related transaction. During the meetings, the Special Committee further explored a two-step transaction involving an odd-lot tender offer following a modest reverse stock split designed to increase the number of Odd-lot Shareholders necessary to reduce the number of shareholders of record below 300. The Special Committee reviewed and studied the Company’s shareholder list and ultimately decided against an odd-lot tender offer as it would not be available to all shareholders. Instead, the Special Committee decided that an issuer tender offer open to all shareholders was the most favorable way to reduce the record shareholder base below 300. Based on a list of shareholders arranged by their holdings of the Company’s common stock provided by Dr. Lee, the Special Committee noted that more than 80 of the holders held 500 shares or less. Consequently, the Special Committee determined the maximum share amount for the issuer tender offer based on 500 shares multiplied by the number of shareholders.

On April 14, 2006, the Special Committee met with a representative from HFBE to receive a report on the preliminary results of HFBE's work. On April 19, 2006, HFBE presented its valuation report to the Special Committee that, based on its analysis, the range of implied equity values per share was $0.70 to $0.95 per pre-Stock Split share. After considering this information and the financial data supportive of the valuation range, the Special Committee determined, in the interest of offering a premium to the tendering shareholders and in light of the price the Company had paid to buy back shares from departing employees in the past two years, $0.96 per pre-Stock Split share to be the offer price for an issuer tender offer.

On April 19, 2006, the Special Committee reported its decisions regarding the transaction method and the offer price to the Board. Present at the meeting were all members of the Special Committee, all members of the Board, a representative from HFBE and special counsel. The Board ratified the issuer tender offer transaction. The Board reviewed the same valuation report presented by HFBE to the Special Committee and discussed the $0.70 to $0.95 per pre-Stock Split share range that HFBE concluded were the implied equity values per share, the price that the Company had paid to repurchase shares in the past two years, and the premium over the high end of the implied equity value necessary to induce shareholders to tender their shares in the issuer tender offer. Dr. Lee suggested that an offer price of $1.00 per pre-Stock Split share would represent an appropriate premium over the fair value of the shares. The Board then considered and concluded that an offer price of $1.00 per pre-Stock Split share would be a fair price. After reviewing the potential financial impact an additional premium to the price may have on the Company and concluding such to be immaterial, the Board, including members of the Special Committee, voted unanimously to set the issuer tender offer price at $1.00 per pre-Stock Split share.

On April 25, 2006, DiCon filed with the SEC tender offer materials and commenced an issuer tender offer to repurchase up to 154,500 shares of its common stock at a price of $1.00 per share (the "April Tender Offer"). Prior to the expiration of the tender offer period, the Company received SEC comments to the filed tender offer materials. On May 22, 2006, DiCon extended the April Tender Offer to respond to comments from the SEC in connection with the tender offer materials. On May 23, 2006, the Special Committee met to review the shareholders' response to the April Tender Offer to date, noting that the tender offer had been oversubscribed, thus triggering the legal requirement that the Company purchase the tendered shares on a pro rata basis. The Special Committee then determined that the April Tender Offer would not reduce the Company’s holders of record below 300. The Special Committee then instructed special counsel to explore additional alternatives to achieve the goal of so reducing the number of record of shareholders.

On May 25, 2006, the Special Committee met with the special counsel to review and discuss three possible alternatives:

o
Alternative I - Continue with the April Tender Offer and, after completion of the April Tender Offer, reduce additional record shareholders gradually through natural attrition and deregister when the Company’s holders of record fall below 300.

o
Alternative II - Withdraw the April Tender Offer and execute a new two-step transaction, consisting of (1) a proposal for a reverse stock split to increase the number of Odd-lot Shareholders and (2) a new issuer tender offer for a portion of the post-stock split shares followed by deregistration when the Company’s holders of record fall below 300 after completion of the new issuer tender offer.

o	Alternative III - Conduct a substantial reverse stock split at a ratio designed to reduce the Company’s holders of record below 300 and thereafter deregister.

On May 30, 2006, the Special Committee held a special meeting and discussed with management its expectations for the rate of employee attrition and confirmed that the rate of attrition was outside of management’s control. Based on input from management, the Special Committee concluded that the timing for Alternative I would be too uncertain to pursue. As to Alternative III, the Special Committee considered the uncertainties related to the requirement under the California Corporate Securities Law that a permit be obtained from the California Department of Corporations to effectuate such a split.

On June 2, 2006, Special Committee held a special meeting. After confirming with special counsel that a modest stock split on the scale of 5-for-1 or 10-for-1 would not result in the need to seek such a permit, the Special Committee resolved to pursue Alternative II. The Special Committee reviewed a list of shareholders arranged by their holdings of the common stock and noted that a 5-for-1 reverse stock split would result in 88 Odd-lot Shareholders and a 10-for-1 reverse stock split would result in 140 Odd-lot Shareholders. The Special Committee determined that since tenders into the issuer tender offer would be at the sole discretion of the shareholders, a 10-for-1 reverse stock split would result in a greater number of Odd-lot Shareholders, thus increasing the chances for reducing the Company’s record shareholders below 300 through an issuer tender offer, and concluded that it would pursue Alternative II with a reverse stock split at the ratio of 10-for-1.

On June 5, 2006, the Special Committee reviewed with the Board the three alternatives it had considered and Alternative II, which it had approved. The Board discussed the shareholders’ response in the April Tender Offer and determined that a 5-for-1 reverse stock split would result in a sufficient number of Odd-lot Shareholders who may tender their shares in the new issuer tender offer to reduce the number of shareholders of record below 300.

On June 5, 2006, DiCon announced the termination of the April Tender Offer, citing the offer's inability to achieve the Board’s goal of reducing the number of record shareholders below 300, and reaffirmed the Board's commitment to reducing the number of shareholders of record below 300 so that the Company may deregister under the Exchange Act and suspend its SEC reporting obligations.

On July 6, 2006, the Special Committee considered the independent valuation and the fairness opinion update delivered by HFBE and other factors and determined that the fractional share price and Offer price of $5.00 for each post-Stock Split share are fair to the shareholders, including the unaffiliated shareholders, and would be the appropriate prices for the Transaction. On July 17, 2006, the Special Committee reported its determination to the Board and the Board ratified that the fractional share price and Offer price of $5.00 for each post-Stock Split share are fair to the shareholders, including the unaffiliated shareholders, and would be the appropriate prices for the Transaction.

At the Company’s annual meeting of shareholders on October 15, 2006, the Stock Split was approved. The Stock Split was effected on October 26, 2006. All references to the number of shares of the Company’s common stock, the per share price or the per share value reflect the Stock Split.

EFFECTS OF THE OFFER

We anticipate all shares of common stock purchased under this Offer will be retired. Also, if all 30,900 shares are tendered, we expect to pay approximately $154,500 in the aggregate to purchase these shares. As a result, we do not believe the completion of this Offer will have any material effect on our financial condition or results of operations. No changes in our executive officers or Board are anticipated to result from this Offer.

Effects on holders of less than 100 shares of stock after the Stock Split. Odd-lot Shareholders (shareholders who held of record less than 100 shares after the Stock Split), in the event they choose to accept the Offer, will receive the Offer price for all their shares. They can choose to sell all or some of their shares. In the event they sell all of their shares, they will no longer be shareholders of the Company and will not be able to participate in the Company’s future earnings or growth:

Effects on holders of more than 100 shares of stock after the Stock Split. All shareholders who held 100 or more shares of the Company after the Stock Split, in the event they choose to accept the Offer, can choose to sell all or some of their shares. However, in the event the Offer is oversubscribed, their shares will be purchased by the Company on a pro rata basis at the Offer price. After the Offer, each will continue to be a shareholder of the Company and will be able to participate in the Company’s future earnings or growth.

Effects on the Company. We intend to file a Form 15 with the SEC to deregister our shares as soon as practicable after completion of the Transaction to suspend our obligation to file reports, statements and other information under the Exchange Act. Although we will no longer be a public reporting company, we expect our business and operations to continue as they are presently conducted. The executive officers and directors of the Company will not change due to the Offer. We expect to realize time and cost savings as a result of terminating our public reporting company status, and we intend to invest those savings in our business operations. Other than as described in this Offer, neither the Company nor its management has any current plans or proposals to do any of the following: effect any extraordinary corporate transaction (such as a merger, reorganization or liquidation); sell or transfer any material amount of the Company’s assets; change the composition of the Board or management of the Company; change materially the Company’s indebtedness or capitalization; change the Company’s dividend policy; or otherwise effect any material change in the Company’s corporate structure or business.

Currently, we have no plans to issue shares of the Company after the Offer, except in the ordinary course under the Company’s Employee Stock Option Plan, but we reserve the right to do so at any time and from time to time at such prices and on such terms as the Board determines to be in the Company’s best interests. The exercise of options granted under any option grant would reduce the ownership percentage of the Company’s shareholders at the time. Holders of the Company’s shares do not currently have, and will not have, any preemptive or other preferential rights to purchase any equity securities that we may issue in the future, unless such rights are specifically granted to such holders in the future.

After the Offer is completed, we may, from time to time, repurchase the Company’s shares in privately negotiated sales or other transactions, including repurchases from departing employees under the Buy-Sell Agreement between the Company and the departing employee. Whether or not we purchase shares in the future will depend on a number of factors, including the Company’s financial condition, operating results and available capital at the time.

Effect on Affiliated and Non-Affiliated Shareholder Proportionate Interests. If we complete the Offer successfully and deregister under the Exchange Act, our executive officers, directors and any shareholders who own more than ten percent (10%) of the Company’s outstanding shares will be relieved from complying with the stock ownership reporting requirements and "short swing profit" trading restrictions under Section 16 of the Exchange Act. These persons will lose the ability to dispose of their shares pursuant to Rule 144 under the Securities Act, but this will not have a practical impact because there is no established trading market for the common stock and our shares are subject to transfer restrictions under the Buy-Sell Agreements.

Except for director Dr. Dunson Cheng, all of the directors and executive officers of the Company currently beneficially hold more than 100 post-Stock Split shares and will remain shareholders of the Company after the Offer. We expect that upon the completion of the Offer, our executive officers and directors will own approximately 47.31% of the then outstanding shares of the Company, as compared to approximately 47.25% immediately before commencement of the Offer. For additional ownership information, see "Security Ownership Of Certain Beneficial Owners, Management And Directors."

As a group, the Company’s affiliates, including officers, directors and holders of 10% or more of the Company’s stock, beneficially owned 20,438,406 shares of common stock outstanding as of October 31, 2006 (including ESOP and ESPP shares Dr. Lee beneficially owns due to his sole voting rights pursuant to voting right agreements) or approximately 88.44% of the shares of common stock then outstanding. Assuming all shares eligible to be tendered in the Offer are purchased, the affiliates’ proportionate ownership interest will remain approximately the same at approximately 88.56% of the outstanding shares. The proportionate ownership share of the remaining non-affiliated shareholders, as a group, will correspondingly be reduced by approximately 0.13% from approximately 11.56% to approximately 11.44% .

Effects on Rights of Shares. The rights associated with the Company’s shares will be unaffected by the Offer, and there will be no changes with respect to dividend, voting, liquidation or other rights associated with the shares, except to the extent an Odd-lot Shareholder elects to tender all his shares in the Offer and ceases to be a shareholder.

We anticipate that all shares of common stock purchased under this Offer will be retired. Also, if all 30,900 shares are tendered, we expect to pay approximately $154,500 in the aggregate to purchase these shares in the Offer. As a result, we do not believe the completion of the Offer will have any material effect on our financial condition or results

Even if the Offer (assuming the purchase of 30,900 shares in the Offer) is fully subscribed, the impact on the book value per share and earnings per share of DiCon’s common stock will not be material. As of March 31, 2006, the book value per share of DiCon’s common stock was approximately $2.082. As adjusted to take into effect the results of the Offer as if it had been completed as of March 31, 2006, the book value per share of our common stock would be approximately $2.0775. This represents an approximate 0.2% change in the book value per share of our common stock as a result of the successful completion of the Offer.

In addition, successful completion of the Offer will impact DiCon’s earnings per share on a going forward basis. The earnings per share would be negatively impacted by transaction costs, offset by a reduction in the shares of common stock outstanding. We estimate that the Offer’s impact on both basic and diluted earnings per share on a pro forma basis annually will be an increase of approximately $0.0005. The calculation of earnings per share excludes any estimated cost savings that may result if DiCon exits the SEC reporting system.

Deregistration of the Common Stock. If the Transaction results in the number of DiCon’s shareholders of record falling below 300, DiCon will be eligible to deregister its common stock under the Exchange Act. If DiCon becomes eligible to deregister the common stock, it will do so. Deregistration will have a number of consequences to DiCon, its affiliates and its shareholders.

Once the common stock is deregistered, DiCon will no longer file current and periodic reports, statements and other information with the SEC, including Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K. DiCon also will no longer be subject to the proxy requirements of the Exchange Act. We will not be required to supply shareholders with an annual report containing audited financial statements and a proxy statement in connection with the annual election of directors, and we will not be bound by any of the SEC disclosure requirements to which we are currently subject.

DiCon believes that the primary benefit of deregistration is the reduction in recurring expenses for the auditing of DiCon's annual financial statements and ongoing SEC compliance. It believes that if it were not subject to the SEC reporting requirements next year, the amounts for the anticipated expenses for that year would be substantially reduced. These amounts do not include the amount of time employees and management devote to SEC reporting requirements. Additionally, because there is no market for trading the Company’s stock, the public disclosures required by the SEC may have little or no bearing on shareholders’ investment decisions. Indeed, DiCon believes that the public disclosures are a detriment to the Company and its shareholders insofar as such disclosures may enhance competitors’ understanding of the Company’s business strategy and conditions, and alter the balance of information between the Company and various parties with whom the Company transacts business. Below is a breakdown of the recurring expenses for the auditing of DiCon's annual financial statements and ongoing SEC compliance for the fiscal year ended March 31, 2006, not including time spent by Company personnel:

Subscription fees for SEC rule related services	$ 2,627.00
Audit Fees*	120,000.00
Securities Counsel Fees	3,100.00

Total	$125,727.00

*The $120,000 is the total cost of auditing DiCon's annual financial statements and reviewing the financial statements included in DiCon’s Form 10-QSB quarterly reports. In addition, DiCon has estimated that, if it remains subject to SEC reporting obligations, commencing with its annual report for the fiscal year ending March 31, 2008, it would incur additional costs of at least $170,000 for the Sarbanes-Oxley Section 404 related audits for the first year and a lesser, but still substantial amount, each year thereafter.

All DiCon shareholders who do not sell all their shares in the Offer will benefit from the reduction in these recurring annual SEC compliance expenses. However, you should be aware that it may also be detrimental to you as a DiCon shareholder that as a result of deregistration, public information regarding DiCon will be reduced substantially following deregistration. In particular, you should be aware in the event of deregistration the Company will not be required to supply shareholders with an annual report containing audited financial statements and a proxy statement, and the information furnished by the Company would not be subject to the Sarbanes-Oxley Act and therefore shareholders would not be subject to the protections of the Sarbanes-Oxley Act.

There can be no assurance that the number of shareholders of record after completion of the Offer will be fewer than 300 or that the completion of the Offer will result in a reduction in expenses related to registration under the Exchange Act. If the Company is not able to reduce its record shareholder base below 300, it will consider other options to achieve this result.

Potential Benefits Foregone by Tendering Shareholders. After the Offer, shareholders who sold all their shares to the Company will not have the opportunity to participate in the potential growth of future earnings and the value of the common stock, unless they again purchase shares. Any subsequent purchases might be made at a higher price than the amount paid to those shareholders for their tendered shares, and may be difficult to effect, since the Company currently does not anticipate issuing and selling shares of its common stock broadly and the shares held by the Company's shareholders are subject to transfer restrictions under the Company's Buy-Sell Agreement with its shareholders. Conversely, after completion of the Transaction, shareholders who sell all their shares to the Company will not face the risk of losses generated by DiCon’s operations or any decrease in the value of common stock.

Effect on DiCon’s Business. Completion of the Transaction is not expected to have a material impact on the conduct of DiCon’s business.

Alternatives to the Transaction

Staying Public. Prior to recommending the Transaction to its shareholders, the Special Committee and the Board considered other alternatives, including remaining an SEC reporting company. For the reasons discussed above, the Special Committee and the Board believe that the costs of remaining an SEC reporting company no longer justify its benefits to the Company and its shareholders. The Special Committee and the Board could not determine an alternative for significantly reducing its ongoing and anticipated costs resulting from continuing as an SEC reporting company other than terminating its Exchange Act registration. Once the Special Committee and the Board determined that the Company should reduce the number of shareholders of record below 300 so that it could qualify to deregister the common stock with the SEC, they considered several alternatives to achieve that objective, including:

o
Alternative I - Continue with the April Tender Offer and, after completion of the April Tender Offer, reduce additional record shareholders gradually through natural attrition and deregister when the Company’s holders of record fall below 300.

o
Alternative II - Withdraw the April Tender Offer and execute a new two-step transaction, consisting of (1) a proposal for a reverse stock split to increase the number of Odd-lot Shareholders and (2) a new issuer tender offer for a portion of the post-stock split shares followed by deregistration when the Company’s holders of record fall below 300 after completion of the new issuer tender offer.

o	Alternative III - Conduct a substantial reverse stock split at a ratio designed to reduce the Company’s holders of record below 300 and thereafter deregister.

See "Special Factors-Background and Purpose of the Offer" for additional discussion regarding the Special Committee's decision to pursue Alternative II.

Federal Income Tax Consequences. If you tender your shares in the Offer, the receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes and may be for state and local income tax purposes as well. DiCon and non-tendering shareholders will not incur any federal income tax liability as a result of completion of the Offer. See “Material Federal Income Tax Consequences.”

FAIRNESS OF THE OFFER

Both The Special Committee And The Board Of Directors Believe The Offer Is Fair To Both Unaffiliated Shareholders Who Tender In The Offer As Well As Unaffiliated Shareholders Who Remain Shareholders After Completion Of The Offer.

The Special Committee and the Board believe that the Transaction is in the Company’s and the shareholders' best interests and is both substantively and procedurally fair to the shareholders, including the unaffiliated shareholders. In connection with the first step of the Transaction, the Stock Split, instead of issuing fractional shares (i.e., less than one whole share), the Special Committee and Board set the fractional share price of $5.00 per share as the cash consideration for the fractional shares resulting from the Stock Split. Consequently all shareholders who held a number of pre-Stock Split shares not evenly divisible by five will receive a new stock certificate representing the number of whole shares resulting from the Stock Split and a right to receive $5.00 multiplied by each fractional share resulting from the Stock Split. In the aggregate, the total fractional shares cashed out represent approximately 0.00048% of the shares outstanding as of the record date of the Stock Split. Additionally, in the second step of the Transaction the Company has commenced the Offer for up to 30,900 post-Stock Split shares of common stock (or 154,500 shares on a pre-Stock Split basis) at a purchase price of $5.00 per post-Stock Split share. The Special Committee and the Board believe that the fractional share price and the Offer price are fair to the shareholders, including the unaffiliated shareholders. The Special Committee and the Board each made this determination in good faith based on a third party evaluation and the Fairness Opinions prepared by HFBE. The full text of the April Fairness Opinion dated April 19, 2006 and an Opinion Update dated July 6, 2006 were previously furnished to shareholders as attachments to the Company's proxy statement, dated September 25, 2006, relating the Stock-Split. These documents also are exhibits to a Tender Offer Statement on Schedule TO of the Company filed with the SEC relating to the Offer. See "Where You Can Obtain Additional Information."

In determining the fairness of the Transaction, the Board chose to form the Special Committee to evaluate the various possible methods of reducing the number of holders of record below 300, approve the Transaction and determine the fairness of the Transaction. The Special Committee selected the method to reduce the number of holders of record below 300 and determined the fairness of the Transaction, both of which were ratified by the Board. Please see the section of this Offer to Purchase entitled "Special Factors - Background and Purpose of the Offer" for additional information regarding the Special Committee and its function.

Additionally, the Special Committee and the Board concluded that the expense of retaining an unaffiliated representative was not justified because it would add no significant measurable protection to the Company’s shareholders, noting that as a result of the Stock Split, the percentage of the affiliated shareholders' holdings in the Company and the unaffiliated shareholders' holdings in the Company would not change materially. Additionally, the Special Committee considered the possible effect the Offer would have on the holdings of affiliated shareholders verses unaffiliated shareholders, noting that the total number of shares sought in the Offer represents approximately 0.13% of the shares outstanding as of the record date. The Special Committee and the Board considered that 1) affiliated and unaffiliated shareholders will receive the same offer for shares, and 2) the purpose of the transaction is to reduce the number of the Company’s shareholders so that the Company can deregister under the Exchange Act and thereby exit the SEC reporting system. Other than the deliberations of the Special Committee and the Board, no "negotiations" regarding the transaction occurred. The Special Committee decided the method to be used based solely on what it believed would be the most effective and efficient way to reduce the number of shareholders of record below 300 and the fractional share price and the Offer price based on what it believed to be a fair price, based on the advice of HFBE, and the Board ratified the Special Committee's decisions based on the report of the Special Committee and the advice of HFBE.

The Special Committee and the Board have not made any provision in connection with the Transaction to grant unaffiliated shareholders access to our corporate files or to obtain counsel or appraisal services at our expense. The Special Committee and the Board determined that this Proxy Statement, together with our other filings with the SEC, provide adequate information for unaffiliated shareholders to make an informed decision with respect to the Transaction. The Special Committee and the Board also considered the fact that under California law, subject to certain conditions, shareholders have the right to review our relevant books and records. The Special Committee and the Board do not believe that multiple legal or financial advisors are necessary because affiliated and unaffiliated shareholders are treated equally in the Transaction.

Since the Board believes that the Transaction is both substantively and procedurally fair to the shareholders (including the unaffiliated shareholders), it did not consider a structure that would require shareholder approval of the second step, rather than the Offer, which does not require shareholder approval and is voluntary in nature. The Board also did not consider the level of judicial review to be applied to the Transaction structured with a voluntary tender offer versus that level of judicial review that would be applied to a corporate action that required shareholder approval, but rather focused on its belief that the Transaction is both substantively and procedurally fair to the shareholders, including the unaffiliated shareholders. In this regard, given the absence of controlling legal precedent under California law, it is not known whether a court applying California law in reviewing the Transaction would follow recent Delaware legal precedents which establish that a non-coercive tender offer to acquire shares need not satisfy the "entire fairness' standard applicable to certain types of going private transactions under Delaware law.

The Special Committee and the Board also determined that the steps discussed above would be costly and would not provide any meaningful additional benefits, and did not believe that they were necessary to ensure the procedural fairness of the Transaction.

Both the Special Committee and Board of DiCon, including Dr. Ho-Shang Lee, in deciding to approve the Transaction, determined that the Transaction is fair to unaffiliated shareholders. In making this determination, both the Special Committee and the Board considered factors they believed favored the fairness of the Transaction, as well as factors that, from the perspective of an unaffiliated shareholder, may not have favored the fairness of the Transaction. These factors encompassed both the fairness of the consideration to be paid (that is, the fractional share price and the Offer price of $5.00 per post-Stock Split share) and the procedural fairness of the Transaction. The Special Committee independently evaluated the fairness of the price in part based on the valuation report and the opinions rendered by HFBE.

On July 6, 2006, HFBE presented its updated valuation report to the Special Committee that based on its analysis the range of implied equity values per share was $0.63 to $0.86 per share and rendered an opinion to our Special Committee that, in its opinion, the fractional share price and the Offer price of $5.00 per post-Stock Split share are fair, from a financial point of view to the shareholders of the Company. The Special Committee noted that the valuation range provided by HFBE is based on the revenue of the last twelve months prior to the valuation. Consequently, the range of $3.50-$4.80 per post-Stock Split share provided in the April Valuation Report covered a twelve month period from January 1, 2005 through December 31, 2005, whereas the range of $3.15-4.30 per post-Stock Split share provided in the Valuation Update covered a twelve month period from July 1, 2005 through June 30, 2006. The Special Committee noted that the difference in the ranges reflects the volatility of the industry, as manifested in the quarterly results of the Company, including a 10.9% drop in sales for the quarter ended June 30, 2006 versus the quarter ended June 30, 2005 due to decreased demand for fiberoptic components and test equipment by telecommunications equipment vendors during the period and significant excess capacity in the industry during the period. The Special Committee expects this volatility (which, in the Company’s view, is generally caused by dynamic technological changes in the fiberoptic communications industry resulting in relatively short product life of certain products and significant annual variance in sales to our leading customers) to continue and anticipates such may affect the value of the Company's stock. After considering this information, the financial data supportive of the price range, the tender offer price of $1.00 per pre-Stock Split share for the April Tender Offer, and the $1.00 per pre-Stock Split share repurchase price the Company used to repurchase 4,744 pre-Stock Split shares from a departing employee in June 2006, the Special Committee determined the fractional share price and the Offer price of $5.00 per post-Stock Split share to be the fair price for the Transaction. On July 17, 2006, the Special Committee reported to the Board its determination regarding the fractional share price and the Offer price. Present at the meeting were all members of the Special Committee, all members of the Board, a representative from HFBE and the special counsel. Based on the Special Committee's report and in consideration of the Valuation Update provided by HFBE, the Board ratified the fractional share price and the Offer price of $5.00 per post-Stock Split share.

Set forth below is a discussion of the factors the Special Committee and the Board considered in determining the fairness of the Offer and the Transaction.

Factors Favoring the Fairness of the Transaction

o
The Special Committee and the Board have determined that the Offer is substantively and procedurally fair to the shareholders, including the unaffiliated shareholders. The Special Committee and the Board considered the Offer and determined that this step of the Transaction is fair since it allows us to reduce the number of shareholders of record below 300 by giving all shareholders the right to voluntarily choose to tender their shares at a fair price. After consideration of all aspects of the Offer, all of our directors approved the Offer, including all non-employee directors and the directors who are also executive officers of the Company. Except for the unanimous vote of the Board to approve the Offer, we are not aware of any recommendations by any of our executive officers, directors or affiliates in support of or opposed to the Offer;

o
The Opinion Update states that, based upon and subject to the factors and assumptions set forth therein as of July 6, 2006, the Offer price is fair, from a financial point of view, to the shareholders. HFBE provided the Opinion Update to the Special Committee in connection with its consideration of the Stock Split, the Offer and the Transaction as a whole;

o	The Transaction was approved by the Special Committee and ratified by the Board, including all of the directors who are not employees of DiCon or any of its subsidiaries;

o	The price is based on the current fair value per share based on a third party valuation (see discussion below regarding the difference between current fair value and current market price);

o
The price relative to historical share values of DiCon common stock as determined by the Board pursuant to the Buy-Sell Agreement (see discussion below regarding the difference between historical share value and historical market price);

o	The price relative to the average price paid by DiCon to repurchase its shares over the last two years from employees under the Buy-Sell Agreement when employment was terminated;

o	The price relative to the book value of the common stock;

o	The Company’s financial condition and results of operations, including our earnings per share and capital levels for the year ended March 31, 2006;

o
The opinion delivered to the Special Committee of the Board by HFBE, our financial advisor, that the consideration to be received was fair from a financial point of view to the shareholders of the Company, including the unaffiliated shareholders;

o	A vote of shareholders on the Stock Split is required under the laws of the State of California, DiCon’s state of incorporation;

o
No vote of shareholders on the Offer is required under the laws of the State of California, DiCon’s state of incorporation, but the Offer is voluntary; shareholders are not compelled to tender in the Offer;

o
All shareholders are being notified with full disclosure of the terms and conditions of the Transaction, including the Stock Split and the Offer, and the effects of the Transaction, including the Stock Split and the Offer, on their holdings; and

o	All shareholders are afforded sufficient time to consider the Transaction, including the Stock Split and the Offer.

Factors Not Favoring the Fairness of the Transaction (all pertaining to procedural fairness)

o
While the Stock Split was subject to shareholder approval at the Company's annual meeting of shareholders held on October 15, 2006, the affiliates of the Company (consisting of executive officers, directors and holders of 10% or more of the Company's shares), who collectively beneficially own more than 50% of the shares outstanding, voted to approve the Stock Split at such annual meeting, thereby ensuring shareholder approval of that portion of the Transaction;

o
If a sufficient number of shares are tendered in the Offer, the Company's common stock is deregistered and the Company's SEC reporting obligation is suspended, the Company will not be required to supply shareholders with an annual report containing audited financial statements and a proxy statement and publicly available information regarding DiCon will be reduced significantly; and

o	California law and the Company’s Articles of Incorporation do not require shareholder approval of the Offer.

Set forth below is a discussion of the material factors the Special Committee and the Board each considered in determining that the fractional share price and the Offer price are fair. The Special Committee considered and determined the fairness of the fractional share price and the Offer price and the Transaction and reported their decisions for the Board’s ratification. The Board reviewed and adopted the Special Committee’s analysis of fairness as follows:

The fractional share price and the Offer price are at a premium to the current fair value. While a current fair value per share based on third party valuation may be lower or higher than the current market price, if such existed, and should not be deemed a substitute for the equivalent of current market price, the Special Committee and the Board used current fair value per share because there is no established public trading market for the Company’s common stock, and there is no current market price. The Special Committee and the Board believe that, based on all factors considered, a premium to the current fair value per share of the shares is the fairest price for the unaffiliated shareholders.

The fractional share price and the Offer price of $5.00 per pre-Stock Split is at a premium of approximately 240% to the net book value per post-Stock Split share of $2.08 as of March 31, 2006. The Special Committee and the Board believe that based on all factors considered, a fractional share price and Offer price that represent a premium to net book value is the fairest price for both shareholders who may choose to tender their shares as well as those who choose to retain their shares in the Company. This belief was based on the factors discussed above and a belief that a price substantially higher than the current fair value per share would result in a diminution of the value of the shares of unaffiliated shareholders who chose not to tender in the Offer, while a price substantially lower than the current fair value per share would be unfair to the unaffiliated shareholders who chose to tender in the Offer.

The fractional share price and the Offer price are at a premium to the average price paid in previous repurchases. While the average price paid in previous repurchases may be lower or higher than the historical market price, if such existed, and should not be deemed a substitute for the equivalent of historical market price, the Special Committee and the Board used average price paid in previous repurchases because there is no established public trading market for the common stock, and there is no historical market price. DiCon has repurchased 11,871.4 shares of common stock (on a post-Stock Split basis) over the past two years. During the twelve months ended March 31, 2006, 7,065.4 post-Stock Split shares were repurchased at an average price of $4.80 per post-Stock Split share. In June 2006, the Company repurchased 948.8 post-Stock Split shares at $5.00 per post-Stock Split share. All of these shares were repurchased from employees under the Buy-Sell Agreement when employment was terminated. The purchase price paid to departing employees under the Buy-Sell Agreement was determined by the valuation method set forth in the Buy-Sell Agreement, which provides that the Board may adopt and amend the methodology it deems appropriate in its sole discretion to determine the value of the Company’s shares.

In November 2003, the Company’s internal finance staff prepared a valuation study of the common stock for the Board’s review, valuing the Company’s shares at $4.80 per post-Stock Split share. The valuation study analyzed the ratio of market capitalization to annualized sales amounts for a group of public companies in the Company’s industry consisting of Avanex, Inc. (Avanex manufactures components known as photonic processors, which are designed to increase the performance of optical networks), Oplink Communications Inc. (Oplink provides custom design and manufacturing services for optical components) and JDS Uniphase Corporation ("JDS") (JDS is a provider of broadband test & measurement solutions and optical products for communications, commercial, and consumer markets). The study noted that while each of these companies taken individually is different from the Company in that the Company manufactures both components and test instruments for the optical communications markets, the collective group represents a reasonable reference to evaluate the market value of the Company. It then applied a 25% discount (to reflect the fact that the Company, unlike the public companies, must apply a illiquidity discount to its equity value) to the average of such ratios and multiplied the result by the Company’s projected annualized sales of $17.2 million to indicate the $4.80 per post-Stock Split share value. Since November 2003, the Board periodically reviewed the Company’s financial conditions and business outlook and each time confirmed that $4.80 per post-Stock Split share was the fair value of the Company’s shares.

In November 2005, the Company received a valuation study of the common stock prepared at no cost to the Company by Fairview Capital Investment Management LLC, the president of which is Andrew F. Mathieson, a director of the Company. This study, which valued the company at $4.95 per post-Stock Split share, consisted of valuing three components of the Company's business and aggregating the totals. The Company's lighting business was valued at $0.90 per post-Stock Split share, which represented the total capital invested in the business at that time. The value of the pretax profit on the sale of excess real estate assets was calculated at $0.35 per post-Stock Split share. The value of the optical business was $3.70 per post-Stock Split share, based on an analysis of the enterprise value to last twelve month sales, and equity market capitalization to last twelve month sales of JDS, a publicly traded company in the Company's industry.

To determine the sensitivity of the Company’s valuation to changes in the methodology for valuing the lighting and optical business, Fairview looked at a range of valuations for both businesses. For the lighting business, the range was between one and two times the net capital invested in the business. Because the Company’s lighting business had not yet generated any revenues or profits, Fairview determined that the business should be valued at one times the $20,000,000 net capital employed in the business through the date of the valuation, or $0.90 per post-Stock Split share.

To analyze the sensitivity of the optical business valuation to changes in the multiple of enterprise value to last twelve month sales, and equity market capitalization to last twelve month sales, Fairview created a matrix of potential values. In its analysis, Fairview used a range of four times to six times equity market capitalization to last twelve month sales and a range of three and one-half times to five and one half times enterprise value to last twelve month sales. Fairview then selected the midpoint of the ranges, which corresponded to JDS's then current valuation of five times price to trailing twelve month sales and four and one-half times enterprise value to twelve month sales, which resulted in a valuation for the Company’s optical business of $82,500,000 or $3.70 per post-Stock Split share. Fairview’s optical business valuation reflected a 25% illiquidity discount, as the Company's common stock, unlike the stock of JDS, is not actively traded.

The Board did not take any action with respect to the Fairview valuation study. The Fairview study has been filed as exhibit (c)(6) to the Schedule 13E-3 filed with the SEC on September 1, 2006 by the Company and Dr. Lee.

In April 2006, based on HFBE's valuation of $3.50-4.75 per post Stock-Split share and HFBE's fairness opinion that the $5.00 per April Tender Offer price (post-Stock Split) was fair, the Special Committee and the Board determined that $5.00 per post-Stock Split share represented the fair value per share for the Company's stock.

The evaluation of repurchase activity by the Special Committee and the Board was helpful in their determination of the fairness of the Transaction since it reflected the fact that repurchases have, over the past two years, been conducted at the fair value per share as determined by the Board pursuant to the Buy-Sell Agreement, and that all the shares had been repurchased at a price lower than the fractional share price (which equals $1.00 per share on a pre-Stock Split basis) and the Offer price (which equals $1.00 per share on a pre-Stock Split basis). As a result, the Board believes that based on all factors considered, a price that was at a moderate premium to the average price paid in previous repurchases is the fairest price for unaffiliated shareholders.

A Going Concern Value. A going concern value, which is an attempt to value a company as an operating business to another company or individual, was not performed in connection with the Transaction. The Special Committee and the Board believed that such a valuation would not be material to its decision as to whether the Transaction was fair to unaffiliated shareholders because the Company itself was not for sale and only a small percentage of the Company’s stock would be purchased in the Transaction.

Liquidation Value. In determining the fairness of the Transaction, the Special Committee and the Board did not attempt to establish the liquidation value of DiCon. The Special Committee and the Board believed that such a valuation would not be material to its decision for several reasons. First, the purpose of the Transaction is not to liquidate the Company. Second, the Special Committee and the Board believed that DiCon’s liquidation value would approximate its net book value, less the costs of liquidation. In a sense, the Special Committee and the Board’s consideration of net book value (discussed above) encompassed a consideration of DiCon’s approximate liquidation value. For these reasons, the Special Committee and the Board believed that a separate liquidation valuation was not necessary or appropriate.

The Special Committee and the Board of DiCon are not aware of any firm offers made by any unaffiliated party during the past two years for (1) the merger or consolidation of DiCon with or into another company, (2) the sale or transfer of all or a substantial part of DiCon’s assets or (3) a purchase of DiCon’s securities that would enable the holder to exercise control of DiCon.

Fairness Opinions of Financial Advisor

The Special Committee retained HFBE to act as its financial advisor in connection with the proposed Transaction to purchase shares of common stock from the shareholders of the Company.

On July 6, 2006, HFBE delivered a fairness opinion update (the "Opinion Update") to the Special Committee in connection with the Transaction. In connection with the April Tender Offer, HFBE previously delivered a fairness opinion on April 19, 2006 (the "April Fairness Opinion," together with the Opinion Update, the "Fairness Opinions") to the Special Committee. HFBE has consented to a description and inclusion of the opinions in any filings the Company is required to make with the SEC as a result of the Transaction. The full text of the Fairness Opinions was previously furnished to shareholders as attachments to the Company's proxy statement, dated September 25, 2006, relating the Stock-Split. These documents also are exhibits to a Tender Offer Statement on Schedule TO of the Company filed with the SEC relating to the Offer. See "Where You Can Obtain Additional Information."

On July 6, 2006, HFBE advised DiCon’s Special Committee of the Board that, in its opinion, the consideration to be received by the common shareholders of DiCon in the Transaction is fair, from a financial point of view, to such shareholders. The July 6, 2006 opinion took into account the proposed 5-for-1 reverse stock split, the $1.00 fractional share price for each pre-Stock Split share that becomes part of a fractional share and the corresponding increase in the Offer price to $5.00 per post-Stock Split share. On July 17, 2006, HFBE advised DiCon’s the Board that, in its opinion, the consideration to be received by the common shareholders of DiCon in the Transaction is fair, from a financial point of view, to such shareholders. HFBE also considered developments in the optical component industry and the capital markets, as well as other factors.

In arriving at its April Fairness Opinion, HFBE, among other things:

o
reviewed certain publicly available information for DiCon, including but not limited to SEC filings for DiCon including 10-K and 10-KSB filings for the fiscal years ended March 31, 2003 through March 31, 2005, 10-QSB filings for the nine months ended December 31, 2005 and 8-K filings filed December 6, 2005, December 20, 2005, December 21, 2005, January 9, 2006 and April 12, 2006;

o	reviewed DiCon’s financial statements and related financial information for the fiscal years ended March 31, 1999 through 2002;

o	reviewed certain information relating to the business, earnings, cash flow, assets and prospects of DiCon furnished to HFBE by DiCon;

o	conducted discussions with members of senior management of DiCon concerning the business and prospects;

o	reviewed certain publicly available information for the optical component industry including various research analyst reports;

o	analyzed certain financial data for publicly-traded companies deemed comparable to DiCon;

o	analyzed the nature and financial terms of certain business combinations involving companies in lines of business HFBE believes to be generally comparable to those of DiCon;

o	reviewed DiCon’s valuation reports dated November 2003 and November 2005;

o	reviewed the summary appraisal report for DiCon’s facility and land dated March 2006; and

o	reviewed such other matters as HFBE deemed necessary, including an assessment of general economic, market and monetary conditions.

In arriving at its Opinion Update dated July 6, 2006, HFBE undertook the same reviews and procedures as conducted to render the April Fairness Opinion, and performed the following additional procedures:

o	reviewed DiCon’s 10-KSB filing for the fiscal year ended March 31, 2006;

o	reviewed DiCon’s preliminary financial results for the quarter ended June 30, 2006;

o	reviewed a draft of the preliminary proxy statement concerning the proposed Transaction;

o	reviewed additional available information for publicly-traded companies deemed comparable to DiCon; and

o	reviewed additional research analyst reports on such comparable companies and the optical component industry.

In preparing its opinions, HFBE relied on the accuracy and completeness of all information supplied or otherwise made available to it by DiCon. HFBE did not independently verify the furnished information, or undertake an independent appraisal of the assets of DiCon. HFBE’s opinions are based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of the opinions. HFBE was not requested to and did not solicit third party indications of interest in acquiring all or part of DiCon. HFBE assumed that there had been no material change in DiCon’s financial condition, results of operations, business or prospects since the date of the last financial statements made available to HFBE. HFBE relied on advice of special counsel to DiCon as to all legal matters with respect to DiCon and the proposed transaction.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to particular circumstances. Therefore, the HFBE opinion is not readily susceptible to partial analysis or summary description. Furthermore, in arriving at its opinion, HFBE did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, HFBE believes that its analysis must be considered as a whole and that considering any portion of its analysis and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinions. In its analyses, HFBE made assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of DiCon. Estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values. In addition, analyses relating to the value of the business do not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

The price in the Transaction and the decision to enter into the proposed transaction was solely determined by the Special Committee of the Board of DiCon. HFBE’s opinions and financial analyses were only one of many factors considered by the Special Committee of the Board of DiCon in its evaluation of the proposed transaction and should not be viewed as determinative of the views of the DiCon Special Committee or management with respect to the proposed transaction.

HFBE is a recognized business valuation and investment banking firm with expertise in, among other things, valuing businesses and securities and rendering fairness opinions. HFBE is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements of equity and debt, employee stock ownership plans and other general corporate purposes. DiCon selected HFBE because of its experience and expertise in performing valuation and fairness opinion analyses. HFBE does not beneficially own nor has it ever beneficially owned any interest in DiCon. Furthermore, HFBE has no agreement or understanding to provide additional services to DiCon beyond the scope of the fairness opinions.

Valuation Analysis

Industry Overview

The fiberoptic communications has a three-layer networking hierarchy: service providers or carriers, Network Equipment Manufacturers ("NEMs") and optical component manufacturers ("OCMs"). Carriers are communication companies that own optical networks and provide communication services to their customers.

The OCM Industry is divided into three segments, Wide Area Networks ("WAN"), Local Area Networks ("LAN"), and Storage Area Networks ("SAN"), with LAN and SAN providing the most opportunities over the past few years. With a projected annual growth rate between 5 to 15%, the optical components industry is approximately a $2.5 billion industry, but has declined nearly 80% from its peak in the fourth quarter of 2000 of $3.8 billion, according to research firm OVUM-RHK. In addition, there is a lack of visibility in the industry due to pricing pressure and uncertainty of future capital spending.

Optical components are broadly divided into two categories: active and passive.

o	Active components are used in optical networks to generate, amplify and convert an optical signal. Transmitters, amplifiers and receivers are active components.

o	Passive components are used to guide, mix, filter, route, adjust and stabilize optical signals transmitted through an optical network without the need for power generation.

According to a 2005 report published by the Telecommunications Industry Association, overall telecom spending in the United States expected to reach $1.1 trillion in 2008, a compound average growth rate ("CAGR") of 9.5 percent from 2004 levels. Standard & Poor’s believes that network equipment upgrades, which help transport data more efficiently, are the key to creating new applications that will sustain and boost growth in telecom services.

After making drastic changes to business models following the broad decline in technology sectors from 2001 to 2003, the optical component industry is finally showing promise as those engaged in optical components sales have consolidated and reduced overhead by outsourcing costly functions such as manufacturing and research and development. While the outsourcing of R&D reduces expenses for many companies, it also leaves companies vulnerable in terms of product innovation should the industry experience a resurgence.

The demand for optical components lies primarily in broadband upgrades by telecom providers to support consumer demands for faster speeds in the LANs and SANs.

Growth in many of the SAN networks is seen through the addition of optical transceivers connecting these networks. Furthermore, growth can be seen in upgrades of existing components to accommodate the demand for more bandwidth. Currently, the migration for companies involves upgrading existing 1 gigabit network interfaces with 4 gigabit network interfaces with the goal of eventually reaching 10 gigabit interfaces. An alternative opportunity, and perhaps more feasible for companies, exist through the integration of the 8 gigabit interface, rather then the more expensive 10 gigabit interface.

The passive component market has relatively low barriers to entry compared to the active component market. Research analysts have noted the potential for increased competition from China in the passive market; however, this increase has yet to materialize.

Additionally, the Company has also invested significantly in research and development efforts related to non-communications technology which it believes has substantial commercial application potential. Nonetheless, to date, these efforts have yet to result in commercialized products.

Market Approach - Analysis of Comparable Publicly-traded Companies

Using publicly available information, HFBE compared selected financial information for DiCon and the following nine selected publicly traded companies in the optical components industry:

o	Avanex Corp.

o	Bookham Technology

o	Emcore Corp.

o	Finisar Corp.

o	Harmonic, Inc.

o	JDS Uniphase Corp.

o	MRV Communications

o	Oplink Communications

o	Optical Communication Products

HFBE reviewed enterprise values as multiples of latest twelve month, covering July 1, 2005 through June 30, 2006, and estimated fiscal year 2006 revenues. All multiples were based on the determined share value as of July 6, 2006. Estimated financial data for the selected companies were based on publicly available research analysts’ estimates as of that date. HFBE noted that three of the comparable companies (Oplink, Avanex and JDS Uniphase) were more similar to DiCon compared to the other companies.

HFBE noted that DiCon was smaller than all of the comparable companies, which companies, in general, had higher levels of revenues, greater access to capital and more diverse operations.

For DiCon, HFBE applied a range of selected multiples of 2.5x to 3.75x, derived from the selected companies, of latest twelve month revenues to corresponding financial data of DiCon and calculated an enterprise value range for DiCon of $48.6 million to $73.8 million.

HFBE concluded that the range of selected multiples in its April 19, 2006 opinion were still appropriate to utilize in its July 6, 2006 opinion. Please see pages 30-39 of Appendix B for HFBE’s full discussion of the analysis of comparable publicly-traded companies.

Market Approach - Selected Merger & Acquisition Transactions

HFBE researched various merger and acquisition transactions in the optical component industry within the past three years and reviewed the purchase prices and implied transaction multiples for the following selected transactions:

ACQUIROR	TARGET
ྈ Optelecom	ྈ NKF Electronics
ྈ Verilink Corp.	ྈ Larscon, Inc.
ྈ Bookham Technology PLC	ྈ Cierra Photonics, Inc.
ྈ McData Corp.	ྈ Image Technologies
ྈ Next Level Communications	ྈ Motorola Inc.

HFBE reviewed enterprise values in the selected transactions as a multiple of latest twelve-month revenues, covering July 1, 2005 through June 30, 2006. All multiples for the selected transactions were based on publicly available information at the time of announcement of the particular transaction. HFBE noted that most of the target companies were substantially larger than DiCon and were announced when market conditions were significantly different than DiCon’s current conditions. Furthermore several of the target companies were not directly comparable to DiCon. In addition, there were several transactions involving privately held companies where transaction data was not publicly available. Based on the date of the transaction and other factors specific to the transaction, certain of the valuation multiples observed in the transactions were discounted to account for the difference in market conditions in the optical component industry. Given the factors discussed above, among others, HFBE concluded that the multiples in selected merger and acquisition transactions were not reliable indicators to derive implied values for DiCon.

No company or transaction utilized in the comparable public company analysis or the comparable transaction analysis is identical to DiCon and, accordingly, HFBE’s analysis of comparable companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors which would necessarily affect the relative value of DiCon versus the companies to which it was compared. In evaluating the comparable public companies and the comparable transactions, HFBE made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other factors, many of which are beyond the control of HFBE or DiCon. Please see pages 40-45 of Appendix B for HFBE’s full discussion of the analysis of selected merger and acquisition transactions.

Income Approach - Discounted Cash Flow Analysis

Normally, HFBE would perform a discounted cash flow analysis of DiCon; however, given the lack of visibility in the industry and management’s uncertainty as to the future outlook for the Company, HFBE deemed such projections and analysis as unreliable.

Equity Value of DiCon

The implied enterprise value of DiCon calculated by HFBE ranged from $48.6 million to $73.8 million. DiCon had $11.7 million in debt outstanding and $21.2 million in cash and equivalents at March 31, 2006. The resulting equity value of DiCon ranged from $58.1 million to $83.3 million.

Adjustment to Equity Value for Excess Land, Unused Facility Space, and California Enterprise Zone tax refund

HFBE adjusted the range of equity values to include the value of excess land adjacent to the Company’s facility in Richmond, California. This tract was appraised at $4.6 million by a qualified real estate appraisal firm, CB Richard Ellis, in March 2006. CBRE was selected by Cathay Bank, one of the Company’s lenders and Cathay paid CBRE’s fees for the appraisal report.

CBRE is a full-service real estate services company. Together with its partner and affiliate offices, CBRE has more than 300 offices in more than 50 countries. The Valuation & Advisory Services business line of CBRE is a nationwide organization of experienced professionals, providing appraisal and consulting services to a broad-based national and local clientele. CBRE's Valuation & Advisory Services business line has expertise in the appraisal of multifamily, retail, industrial, office, hotel and special purpose properties.

The CBRE appraisal report was prepared at the request of the Cathay Bank and includes an appraisal of the Company’s 202,811 office/R&D building built in 2002 and situated on a 10.98-acre site in Richmond, Contra Costa County, California and a 5.88-acre parcel which is considered excess land and which is either vacant or consists of paved striped and landscaped area The CBRE report provided an appraisal of the value of the excess land and an appraisal of the office/R&D building based on a capitalization of the income stream that would be generated if leased. The excess land was appraised at $4.6 million and the office/R&D building was appraised at $25 million in the CBRE appraisal report. The Company has not sought the consent of CBRE to include this summary of the appraisal report in this Proxy Statement or any other public filing.

Next, HFBE calculated the value of the estimated potential rental income stream from the lease of approximately 80,000 square feet of unused space at the Company’s facility. Such value was calculated utilizing the rental rate set forth in the real estate appraisal and capitalization rates ranging from 10 to 12 percent. The capitalization rates used were based on the risk of leasing the entire amount of unused space, timing of such lease(s), commissions and other factors.

Finally, HFBE adjusted the range of equity values to include the anticipated California Enterprise Zone tax refund estimated at $2.7 million.

Adding the land value of $4.6 million, a range of value for the estimated rental income stream of $7.1 to $8.5 million, and a value for the estimated tax refund of $2.7 million to the previously calculated values results in an adjusted range of equity values of $72.6 to $99.6 million for DiCon. Based on 112 million shares outstanding prior to the Stock Split, the range of implied equity values per share was $0.63 to $0.86 per share prior to the Stock Split. Based on 22.4 million shares outstanding following the 5-for-1 reverse stock split, the range of implied equity values per share was $3.17 to $4.32 per post-Stock Split share.

Therefore, the fractional share price of $1.00 per pre-Stock Split share compared favorably to the implied equity value of DiCon of $0.63 to $0.86 per pre-Stock Split share and the Offer price of $5.00 per post-Stock Split share compared favorably to the implied equity value of DiCon of $3.17 to $4.32 per post Stock Split share.

Fees. HFBE will receive total fees of $65,000 for its services to DiCon. DiCon has agreed to indemnify HFBE for certain liabilities related to or arising out of the engagement, including liabilities under federal securities laws.

Disadvantages of the Offer

Reduction of publicly available information about the Company. After deregistration of the Company’s shares under the Exchange Act, the Company will not be required to supply shareholders with an annual report containing audited financial statements and a proxy statement and information regarding our operations and financial results that is currently available to the general public and our shareholders will not be readily available. Shareholders seeking information about us may need to contact us directly to receive such information. We may or may not provide shareholders with requested information that we are not required by law to provide. Since there is currently no trading market for the common stock, the Special Committee and the Board believe that the overall benefits to the Company of no longer being a public reporting company substantially outweigh the disadvantages associated with a lack of publicly available information about the Company. The Transaction will not affect the right of the continuing shareholders to obtain certain information from the Company under California law. For example, under California law, a shareholder has the right to make a written request to inspect certain books and records for any purpose reasonably related to the person’s interest as a shareholder.

The Sarbanes-Oxley Act and other reporting and disclosure provisions will no longer apply to the Company. After the completion of the Transaction and the deregistration of our shares, we will no longer be subject to the liability provisions of the Exchange Act that apply to public companies or the provisions of the Sarbanes-Oxley Act, which was enacted in 2002 in order to enhance corporate responsibility, enhance financial disclosures and combat corporate and accounting fraud. Among other things, the Sarbanes-Oxley Act requires our chief executive officer and chief financial officer to certify as to the accuracy of the financial statements contained in our SEC periodic reports. Our chief executive officer and chief financial officer will no longer be required to make these certifications after our SEC reporting obligation is suspended. The elimination of this requirement and others could be disadvantageous to continuing shareholders in light of the purposes of the Sarbanes-Oxley Act.

The Company will no longer have the potential benefits traditionally associated with public reporting company status. Another potential disadvantage of the Transaction is that we may lose some of the benefits traditionally associated with being a public reporting company, such as ready access to the capital markets for issuances of securities. We would still have access to capital markets, but if we were to conduct an offering of the Company’s shares or other securities, we would have to again become a public reporting company. As a result, the expenses that we are seeking to eliminate would be reinstated. We believe that the cost savings of deregistration outweigh the drawbacks of losing ready access to the capital markets. We have not issued any shares or any other securities in a public offering, and we do not presently expect to have a need to do so.

Cashed-out Shareholders will not participate in any future increases in value of the Company’s shares or receive dividends. Following the Transaction, Odd-lot Shareholders who sell all their shares to the Company in the Offer will have no further financial interest in the Company and will not participate in the potential appreciation in the value of the Company’s shares, or receive any dividends on the Company’s shares.

For a discussion of the material income tax consequences of the Stock Split, see "Material Federal Income Tax Consequences."

Conclusion

The Special Committee and the Board believe that the factors described above, both favorable and unfavorable, when viewed together, support a conclusion that the Transaction, including the Offer, is fair to the unaffiliated shareholders.

THE BOARD IS NOT MAKING A RECOMMENDATION AS TO WHETHER SHAREHOLDERS SHOULD TENDER THEIR SHARES.

2. NUMBER OF SHARES; PRORATION

Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, DiCon will purchase up to 30,900 shares that are validly tendered on or prior to the Expiration Date (as defined below) (and not properly withdrawn in accordance with Section 4) at a price of $5.00 per share (the “Purchase Price”). The later of 9:00 p.m., California Time, on Friday, December 15, 2006, or the latest time and date to which the Offer is extended pursuant to Section 15, is referred to herein as the “Expiration Date.” If the Offer is oversubscribed as described below, shares tendered and not withdrawn on or prior to the Expiration Date and accepted for purchase (other than tenders by record holders of less than 100 shares) will be eligible for proration. The proration period also expires on the Expiration Date. Subject to Section 15, DiCon reserves the right to purchase more than 30,900 shares pursuant to the Offer, but does not currently plan to do so. If DiCon changes the percentage of shares being sought, the offering period will be extended so that at least ten business days will remain in the offering after the increase or decrease in the shares offered. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions. See Section 8.

All shares purchased pursuant to the Offer will be purchased at $5.00 per share (the “Purchase Price”) in cash and without interest. All shares not purchased pursuant to the Offer, including shares not purchased because of proration, will be returned to the tendering shareholders at DiCon’s expense promptly following the Expiration Date.

Upon the terms and subject to the conditions of the Offer, if 30,900 or fewer shares have been validly tendered and not withdrawn on or prior to the Expiration Date, DiCon will purchase all shares tendered. Upon the terms and subject to the conditions of the Offer, if more than 30,900 shares have been validly tendered and not withdrawn on or prior to the Expiration Date, DiCon will purchase shares in the following order of priority:

(a) first, all shares validly tendered and not withdrawn on or prior to the Expiration Date by or on behalf of any shareholder who own beneficially, as of the close of business on the Expiration Date, an aggregate of less than 100 shares and completes the box captioned “Odd Lots” on the Letter of Transmittal; and

(b) then, after purchase of all of the foregoing shares, all other shares validly tendered and not withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional shares).

Preliminary results of proration will be announced by press release (as posted on DiCon’s web site) promptly after the Expiration Date.

DiCon expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of the extension to the Company’s Transfer Agent and making a public announcement of the extension (as posted on DiCon’s web site). See Section 15. There can be no assurance, however, that DiCon will exercise its right to extend the Offer.

For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

Copies of this Offer and the related Letter of Transmittal are being mailed to record holders of shares.

3. TENDERS BY HOLDERS OF LESS THAN 100 SHARES

All shares validly tendered and not withdrawn on or prior to the Expiration Date by or on behalf of any shareholder who owns beneficially, as of the Expiration Date, an aggregate of less than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if these holders have separate stock certificates for fewer than 100 shares.

Immediately prior to the commencement of the Offer, there were approximately 305 holders of record of DiCon’s common stock. Of these holders of record, 88 held less than 100 shares and 4,110 shares in the aggregate. Any shareholder wishing to tender all of his or her shares pursuant to this Section should complete the box captioned “Odd Lots” on the Letter of Transmittal.

4. PROCEDURE FOR TENDERING SHARES

To tender shares validly pursuant to the Offer, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any other documents required by the Letter of Transmittal, must be received by the Company’s Transfer Agent and certificates for the shares to be tendered must be in the Transfer Agent’s possession on or prior to the Expiration Date.

A properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, together with any other required documents, must, in any case, be transmitted to and received by Jean Lin, the Company’s Stock Administrator and Transfer Agent, at 1689 Regatta Blvd., Richmond, California 94804 on or prior to the Expiration Date.

Each tendering United States shareholder (as defined in Section 14) must provide the Company’s Transfer Agent with the shareholder’s correct taxpayer identification number and certain other information by properly completing the Form W-9 included in the Letter of Transmittal in order to prevent United States federal income tax backup withholding of 28% of the gross payments made pursuant to the Offer.

Foreign shareholders (as defined in Section 14) do not provide the Form W-9. Instead, DiCon will withhold income tax at the rate of 30% from the gross proceeds received for the shares by the Foreign shareholder pursuant to the Offer unless (i) the Foreign shareholder is located in a jurisdiction that has a tax treaty with the United States that provides a reduced withholding rate for dividends AND the Foreign shareholder provides DiCon with the appropriate Form W-8 (generally Form W-8BEN), in which case the lower withholding rate will be used, or (ii) the gross proceeds are effectively connected with the conduct of a trade or business by the Foreign shareholder within the United States AND the Foreign shareholder provides DiCon with the appropriate Form W-8 (generally Form W-8ECI), in which case no income tax withholding will be made. Such forms may be obtained by accessing the IRS website at www.irs.gov. Foreign shareholders are encouraged to contact their tax advisors regarding the appropriateness of submitting the applicable Form W-8 to us.

              For a discussion of material federal income tax consequences to tendering shareholders, see Section 14. United States shareholders are urged to consult with their own tax advisors regarding their qualification for exemption from income tax withholding and the procedure for obtaining any applicable exemption.

  It is a violation of Rule 14e-4 promulgated under the Exchange Act, for a person to tender shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of shares tendered and will acquire the shares for tender by conversion, exercise or exchange of the other securities and (ii) will cause the shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. The tender of shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s representation and warranty that (i) the shareholder has a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of the shares complies with Rule 14e-4. DiCon’s acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and DiCon upon the terms and subject to the conditions of the Offer.

All questions as to the Purchase Price, the form of documents, the number of shares to be accepted and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by DiCon, in its sole discretion, which determination shall be final and binding on all parties. DiCon reserves the absolute right to reject any or all tenders of shares that it determines are not in proper form or the acceptance for payment of or payment for shares that may, in the opinion of DiCon’s special counsel, be unlawful. DiCon also reserves the absolute right to waive any defect or irregularity in any tender of any particular shares. None of DiCon, Jean Lin, serving as the Company’s Transfer Agent, or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any notice.

A properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Company’s Transfer Agent.

5. WITHDRAWAL RIGHTS

Tenders of shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, Eastern Time, January 16, 2007 unless previously accepted for payment by DiCon as provided in this Offer. If DiCon extends the period of time during which the Offer is open, is delayed in purchasing shares or is unable to purchase shares pursuant to the Offer for any reason, then, without prejudice to DiCon’s rights under the Offer, the Company’s Transfer Agent may, on behalf of DiCon, retain all shares tendered, and shares may not be withdrawn except as otherwise provided in this Section 5, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a shareholder of shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to Jean Lin, the Company’s Stock Administrator and Transfer Agent, at 1689 Regatta Blvd., Richmond, California 94804 before the Expiration Date, which notice must contain: (A) the name of the person who tendered the shares; (B) a description of the shares to be withdrawn; (C) the certificate numbers shown on the particular certificates evidencing the shares; (D) the signature of the shareholder executed in the same manner as the original signature on the Letter of Transmittal; and (E) if the shares are held by a new beneficial owner, evidence satisfactory to DiCon that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

Any permitted withdrawals of tenders of shares may not be rescinded, and any shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer; provided, however, that withdrawn shares may be re-tendered by following the procedures for tendering prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by DiCon, in its sole discretion, which determination shall be final and binding on all parties. None of DiCon, the Company’s Transfer Agent or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give the notification.

6. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

Upon the terms and subject to the conditions of the Offer and after the Expiration Date, DiCon will (subject to the proration and conditional tender provisions of the Offer) promptly pay the Purchase Price for shares validly tendered and not withdrawn. Thereafter, payment for all shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer will be made by the Company’s Transfer Agent by check promptly. In all cases, payment for shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Company’s Transfer Agent of a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, with any other required documents.

For purposes of the Offer, DiCon shall be deemed to have accepted for payment (and thereby purchased), subject to proration and conditional tenders, shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Company’s Transfer Agent of DiCon’s acceptance for payment of the shares. In the event of proration, DiCon will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date. However, DiCon does not expect to be able to announce the final results of the proration until approximately three trading days after the Expiration Date. The Company’s Transfer Agent will act as agent for tendering shareholders for the purpose of receiving payment from DiCon and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on amounts to be paid to tendering shareholders, regardless of any delay in making the payment.

Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See Section 2. In addition, if certain events occur, DiCon may not be obligated to purchase shares pursuant to the Offer. See Section 8.

DiCon will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to it or its order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or a portion of the shares delivered but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless the person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, the other person or otherwise) payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

7. CONDITIONAL TENDER OF SHARES

Under certain circumstances and subject to the exceptions set forth in Section 2, DiCon may prorate the number of shares purchased pursuant to the Offer. As discussed in Section 14, the number of shares to be purchased from a particular shareholder might affect the tax treatment of the purchase for the shareholder and the shareholder’s decision whether to tender. Each shareholder is urged to consult with his or her own tax advisor. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares so tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the Letter of Transmittal.

Any tendering shareholders wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares to be tendered. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any shareholder (tendered pursuant to a Letter of Transmittal) below the minimum number so specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all shares tendered by the shareholder pursuant to the applicable Letter of Transmittal will be returned promptly.

If conditional tenders, that would otherwise be so regarded as withdrawn, would cause the total number of shares to be purchased to fall below 30,900, then, to the extent feasible, DiCon will select enough of these conditional tenders that would otherwise have been so withdrawn to permit DiCon to purchase 30,900 shares. In selecting among these conditional tenders, DiCon will select by lot and will limit its purchase in each case to the minimum number of shares designated by the shareholder in the applicable Letter of Transmittal as a condition to his or her tender.

8. CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, DiCon will not be required to accept for payment or pay for any shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered) the acceptance for payment of shares tendered, if at any time after the date of this Offer to Purchase and at or before the Expiration Date of the Offer any of the following shall have occurred:

(a) there shall have been instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the reasonable judgment of DiCon, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of DiCon and its subsidiaries, taken as a whole;

(b) there shall have been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or DiCon or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in DiCon’s reasonable judgment, would or “could result in” or “had the ability to” (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of DiCon, or render DiCon unable, to accept for payment or pay for some or all of the shares, or (iii) materially and adversely affect the business, condition (financial or other), income, operations or prospects of DiCon and its subsidiaries, taken as a whole;

(c) it shall have been publicly disclosed or DiCon shall have learned that (i) any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this Offer to Purchase) or (ii) any such person or group that on or prior to the date of this Offer to Purchase had filed such a Schedule with the SEC thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares;

(d) there shall have occurred (i) any material decline in the value of the shares or in the general level of market prices of equity securities in the United States or abroad, (ii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on DiCon’s business, condition (financial or otherwise), income, operations, prospects or ability to obtain financing generally or the trading in the shares, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, in DiCon’s reasonable judgment, a material acceleration or worsening thereof;

(e) a tender or exchange offer with respect to some or all of the shares (other than the Offer), or a merger, acquisition or other business combination proposal for DiCon, shall have been proposed, announced or made by another person or group (within the meaning of Section 13(d)(3) of the Exchange Act); or

(f) there shall have occurred any event or events that has resulted, or may in the reasonable judgment of DiCon result in an actual material and adverse change in the business, condition (financial or other), income, operations, stock ownership or prospects of DiCon and its subsidiaries;

and, in the reasonable judgment of DiCon, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment.

The foregoing conditions are for the reasonable benefit of DiCon and may be asserted by DiCon regardless of the circumstances (other than as a result of any action or inaction by DiCon) giving rise to any of these conditions, and any such condition may be waived by DiCon, in whole or in part, at any time and from time to time in its reasonable discretion. The failure by DiCon at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by DiCon concerning the events described above will be final and binding on all parties. To the extent that the Company waives a material condition, the Company may extend the Offer and/or distribute new offer materials as required by applicable SEC rules and regulations.

The Exchange Act requires that all conditions to the Offer must be satisfied or waived before the Expiration Date.

9. PRICE RANGE OF SHARES; DIVIDENDS

There is no established public trading market for the Company’s common stock. In the absence of a public market, the fair value of the Company’s common stock is determined by the Company’s Board.

On January 6, 2006, the Board declared a special cash dividend of $0.10 per post-Stock Split share of common stock in the aggregate amount of $2.2 million to shareholders of record as of January 6, 2006. The dividend was paid on January 24, 2006. The Company did not declare a dividend on its common stock during the fiscal years ended March 31, 2005, or 2004, or in any subsequent period through the date of this Offer to Purchase.

10. INFORMATION CONCERNING THE COMPANY

DiCon, a California corporation, designs and manufactures passive components, modules, Micro Electro-Mechanical Systems (“MEMS”) products, and test instruments for the fiberoptic communications industry. The main office of DiCon and the Bank is located at 1689 Regatta Blvd., Richmond, California 94804.

Recent Stock Repurchases

In connection with their purchase of the Company’s common stock, all shareholders entered into Buy-Sell Agreements with the Company, consequently, all issued and outstanding shares of the Company’s common stock are subject to substantial transfer restrictions imposed by the Buy-Sell Agreements. Employee shareholders and investors entered into different forms of Buy-Sell Agreement. In general, the Buy-Sell Agreements give DiCon the right to purchase, or offer to others for purchase, all or a portion of the shares held by a shareholder in the event of a proposed transfer of the shares or the occurrence of other events specified in the agreements, such as the termination of an employee shareholder’s employment with DiCon. The purchase price paid in such event is solely as determined by the valuation method set forth in the Buy-Sell Agreement.

During the past two years, DiCon exercised the option to repurchase 15,543 post Stock-Split shares upon employment termination pursuant to the Company’s form of Buy-Sell Agreement with its employee shareholders.

The following table sets forth for each quarter during the past two years the number of securities purchased and the price paid for each quarter. Pursuant to a valuation study conducted in November 2003, the board determined that the current value of the shares of the Company’s shares then was $4.80 per share (on a post-Stock-Split basis). Since the November 2003 valuation, the Board, with the assistance of management, has monitored the Company’s share value periodically and each time determined that $4.80 per share (on a post-Stock-Split basis) was within the range of the per share current value of the Company.

Quarter ended	Number of Shares Repurchased	Share Price Paid (as adjusted for Stock-Split
December 31, 2004	1,088.2	$4.80
March 31, 2005	2,292.4	$4.80
June 30, 2005	1,463.6	$4.80
September 30, 2005	2,461.4	$4.80
December 31, 2005	1,327.8	$4.80
March 31, 2006	1,812.6	$4.80
June 30, 2006	1,425.4	$4.95
September 30, 2006	-0-	-0-

The average price per post-Split share repurchased over the last two years was $4.80 (on a post-Stock-Split basis).

FINANCIAL INFORMATION

The information set forth in Schedule II to the Offer to Purchase regarding the financial statements for the two fiscal years ended March 31, 2006 and 2005 and financial statements for the six months ended September 30, 2006 is incorporated herein by reference.

Additionally, the information set forth in (1) the sections entitled “Item 7. Financial Statements” on pages F-1 to F-25 of the Company’s annual report on Form 10-KSB/A-1 for the year ended March 31, 2006 and 2005 and (2) the section entitled “Item 1. Financial Statements” on pages 3 to 14 of DiCon’s quarterly report on Form 10-QSB for the six months ended September 30, 2006 is incorporated by reference into this Item 10. Copies of this report may be obtained as described in Section 17 of this Offer to Purchase. Please see the section below entitled “Incorporation of Certain Documents by Reference.”

 Book Value Per Share. The book value per share of our common stock as at September 30, 2006 is $2.27.

Ratio of Earnings to Fixed Charges. The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is the sum of pre-tax income or loss from continuing operations and fixed charges, and fixed charges is the sum of (a) all interest, whether expensed or capitalized, (b) amortization of debt issuance costs, (c) discounts or premiums related to indebtedness and (d) the estimated interest component of rental expense.

Ratio of Earnings to Fixed Charges
(in thousands, except ratios)
	Year Ended March 31,		Six Months Ended September 30, 2006
	2006	2005
Earnings:

Income (loss) before Income Taxes	$4,498	$(8,988)	$1,756

Fixed Charges	$1,067	1,229	$365

Income (loss) before Income Taxes and Fixed Charges	$5,565	$(7,759)	$2,121

Fixed Charges:
Interest Expense	$1,067	$ 1,229	$365
Ratio of Earnings (Loss) to Fixed Charges	5.21x	(6.31)x	4.81x

Pro Forma Financial Information. We do not expect our use of approximately $300,000 to complete the Offer to have any material adverse effect on our capitalization, liquidity, results of operations or cash flow. Please see the section entitled “Fees and Expenses.” We expect to finance the Offer with cash and cash equivalents on hand.

11. SOURCE AND AMOUNT OF FUNDS

Assuming that DiCon purchases the maximum of 30,900 shares pursuant to the Offer at the price of $5.00 per post-Stock Split share, the total amount required by DiCon to purchase the shares will be $154,500, exclusive of fees and other expenses. DiCon will fund this purchase through cash on hand, and the sale of marketable securities held in DiCon’s portfolio.

12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS

AND ARRANGEMENTS CONCERNING SHARES

As of October 31, 2006, DiCon had 22,381,350 post Stock-Split shares issued and outstanding (including shares allocated pursuant to DiCon’s Employee Stock Purchase Plan), and had reserved 754,933 post Stock-Split shares for issuance upon exercise of outstanding stock options. The 30,900 post Stock-Split shares that DiCon is offering to purchase represent approximately 0.13% of the total outstanding shares. As of October 31, 2006, DiCon’s directors and executive officers as a group (7 persons) beneficially owned an aggregate of 10,917,502 shares (including 194,130 shares covered by currently exercisable options granted under DiCon’s Employee Stock Option Plan) representing approximately 47.25% of the outstanding shares, assuming the exercise by such persons of their currently exercisable options. Directors, officers and employees of DiCon who own shares may participate in the Offer on the same basis as DiCon’s other shareholders.

Assuming DiCon purchases 30,900 post Stock-Split shares pursuant to the Offer, and none of the directors or executive officers of DiCon tender any shares pursuant to the Offer, then after the purchase of shares pursuant to the Offer, DiCon’s executive officers and directors as a group would own beneficially approximately 47.31% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options.

None of DiCon, any subsidiary of DiCon, and to the best of DiCon’s knowledge, any of DiCon’s directors and executive officers, or any affiliate of any of the foregoing, had any transactions involving the shares during the 60 days prior to the date hereof.

In 2006, DiCon also issued stock options to purchase up to 16,480 post Stock-Split shares of common stock to employees; however, no shares were issued pursuant to outstanding stock options.

Except for outstanding options to purchase shares granted from time to time over recent years to certain directors and employees (including executive officers) of DiCon pursuant to DiCon’s Employee Stock Option Plan, and except as otherwise described in this Offer to Purchase, neither DiCon nor, to the best of DiCon’s knowledge, any of its affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of DiCon including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Except as disclosed in this Offer to Purchase, DiCon, its directors and executive officers have no current plans or proposals which relate to or would result in:

•
the acquisition by any person of additional securities of DiCon or the disposition of securities of DiCon, except with limited issuance of employee stock options and repurchases from terminated employees under the Buy-Sell Agreements;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DiCon or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of DiCon or any of its subsidiaries;

•	any material change in the present Board or management of DiCon;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of DiCon;

•	any other material change in DiCon’s corporate structure or business; or

•	any change in DiCon’s Articles of Incorporation or Bylaws or any actions which may impede the acquisition of control of DiCon by any person.

13. LEGAL MATTERS; REGULATORY APPROVALS

DiCon is not aware of any license or regulatory permit that appears to be material to DiCon’s business that might be adversely affected by DiCon’s acquisition of shares as contemplated in this Offer or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by DiCon as contemplated in this Offer. Should the approval or other action be required, DiCon presently contemplates that the approval or other action will be sought. DiCon is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for shares tendered pursuant to the Offer pending the outcome of any matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to DiCon’s business. DiCon’s obligations under the Offer to accept for payment and pay for shares is subject to certain conditions. See Section 8.

Separately, under the Company’s Buy-Sell Agreements which generally give DiCon the right to purchase, or offer to others for purchase, all or a portion of the shares held by a shareholder in the event of a proposed transfer of the shares or the occurrence of other events specified in the agreements, shares subject to the Buy-Sell Agreements shall be transferred only in accordance with the terms of the Buy-Sell Agreement. By approving the Offer, in accordance with the Buy-Sell Agreements, the Board consented, on behalf of the Company, to the transfer of the shares and approved the Company’s purchase of the shares in the Offer. Additionally, tendering shareholders, in executing the Letter of Transmittal, consents and waivers any rights they may have under the Buy-Sell Agreement with regards to any transfer of the Company’s shares pursuant to the Offer.

14. MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General. The following is a discussion of the material United States federal income tax consequences to shareholders with respect to a sale of shares pursuant to the Offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of the shareholder’s particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or shareholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, or persons that have a functional currency other than the United States dollar). This summary may not be applicable with respect to shares acquired as compensation (including shares acquired upon the exercise of stock options or which were or are subject to forfeiture restrictions) or shares acquired under a tax-qualified retirement plan. In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular shareholders. The discussion assumes that the shares are held as “capital assets” within the meaning of Section 1221 of the Code. DiCon has neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

Each shareholder should consult his or her own tax advisor as to the particular United States federal income tax consequences to that shareholder tendering shares pursuant to the Offer and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

For purposes of this summary, a “United States shareholder” is a beneficial owner of shares that for United States federal income tax purposes is (i) a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) or partnership (or other entity taxable as a partnership) created or organized in or under the laws of the United States or any State or the District of Columbia; or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. A “Foreign shareholder” is a beneficial owner of shares that is not a United States shareholder. Without appropriate documentation to the contrary, DiCon will treat a shareholder as a Foreign Shareholder based upon the application of certain presumptions which could result in a shareholder being treated as a Foreign shareholder and the payment being subject to income tax withholding at a higher rate than would be applicable to a United States shareholder.

United States Shareholders. The following discussion applies to United States shareholders. If you are a Foreign shareholder, see the discussion below applicable to Foreign shareholders.

Characterization of the Sale of Shares Pursuant to the Offer. The surrender of shares by a shareholder to DiCon pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a shareholder may vary depending upon the shareholder’s particular facts and circumstances. Under Section 302 of the Code, the sale of shares by a shareholder to DiCon pursuant to the Offer will be treated as a “sale or exchange” of such shares for United States federal income tax purposes (rather than as a distribution by DiCon with respect to the shares held by the tendering shareholder) if the receipt of cash upon surrender (i) is “substantially disproportionate” with respect to the shareholder, (ii) results in a “complete redemption” of the shareholder’s interest in DiCon, or (iii) is “not essentially equivalent to a dividend” with respect to the shareholder (each as described below).

If any of the above three tests is satisfied, and the sale of the shares is therefore treated as a “sale or exchange” of such shares for United States federal income tax purposes, the tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder and the shareholder’s tax basis in the shares surrendered pursuant to the Offer. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

If none of the above three tests is satisfied, the tendering shareholder will be treated as having received a distribution by DiCon with respect to the shareholder’s shares in an amount equal to the cash received by the shareholder pursuant to the Offer. The distribution will be treated as a dividend taxable as ordinary income to the extent of DiCon’s current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of DiCon’s current or accumulated earnings and profits will be treated as a return of the shareholder’s tax basis in the shares, and then as gain from the sale or exchange of the shares. If a shareholder is treated as having received a distribution by DiCon with respect to his or her shares, the shareholder’s tax basis in his or her remaining shares will generally be adjusted to take into account the shareholders return of basis in the shares tendered. If the shareholder does not retain any actual stock ownership in DiCon (having a stock interest only constructively), the shareholder may lose the benefit of the shareholder’s remaining adjusted tax basis in its shares.

Constructive Ownership. In determining whether any of the three tests under Section 302 of the Code is satisfied, shareholders must take into account not only the shares that are actually owned by the shareholder, but also shares that are constructively owned by the shareholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a shareholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that the shareholder has the right to acquire by exercise of an option or by conversion.

Proration. Contemporaneous dispositions or acquisitions of shares by a shareholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each shareholder should be aware that because proration may occur in the Offer, even if all the shares actually and constructively owned by a shareholder are tendered pursuant to the Offer, fewer than all of these shares may be purchased by DiCon. Thus, proration may affect whether the sale by a shareholder pursuant to the Offer will meet any of the three tests under Section 302 of the Code. See Section 7 for information regarding each shareholder’s option to make a conditional tender of a minimum number of shares. A shareholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

Section 302 Tests. The receipt of cash by a shareholder will be “substantially disproportionate” if the percentage of the outstanding shares in DiCon actually and constructively owned by the shareholder immediately following the sale of shares pursuant to the Offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the shareholder immediately before the sale of shares pursuant to the Offer. Shareholders should consult their tax advisors with respect to the application of the “substantially disproportionate” test to their particular situation.

The receipt of cash by a shareholder will be a “complete redemption” if either (i) the shareholder owns no shares in DiCon either actually or constructively immediately after the shares are surrendered pursuant to the Offer, or (ii) the shareholder actually owns no shares in DiCon immediately after the sale of shares pursuant to the Offer and, with respect to shares constructively owned by the shareholder immediately after the Offer, the shareholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. A director, officer or employee of DiCon is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Code.

Even if the receipt of cash by a shareholder fails to satisfy the “substantially disproportionate” test or the “complete redemption” test, a shareholder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the shareholder’s surrender of shares pursuant to the Offer results in a “meaningful reduction” in the shareholder’s interest in DiCon. Whether the receipt of cash by a shareholder will be “not essentially equivalent to a dividend” will depend upon the individual shareholder’s facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” Shareholders expecting to rely upon the “not essentially equivalent to a dividend” test should consult their own tax advisors as to its application in their particular situation.

Corporate Shareholder Dividend Treatment. If a sale of shares by a corporate shareholder is treated as a dividend, the corporate shareholder may be entitled to claim a deduction with respect to such dividend. The dividends-received deduction is subject to certain limitations. In addition, amounts received by a corporate shareholder pursuant to the Offer that are treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. The “extraordinary dividend” rules of the Code are highly complicated. Accordingly, any corporate shareholder that might have a dividend as a result of the sale of shares pursuant to the Offer should review the “extraordinary dividend” rules to determine the applicability and impact of such rules to it.

Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their “net capital gain” (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year.

Shareholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any shares to DiCon pursuant to the Offer.

In order to fulfill United States federal income tax reporting requirements, United States shareholders that participate in the offer may receive a Form 1099 reporting the amount received pursuant to the offer.

Foreign Shareholders. The following discussion applies to Foreign shareholders.

DiCon will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to a Foreign shareholder or his agent, unless DiCon determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the Foreign shareholder within the United States. A Foreign shareholder may be eligible to file for a refund of such tax or a portion of such tax if such shareholder (i) meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and DiCon withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign shareholder within the United States or that the Foreign shareholder is entitled to the benefits of a tax treaty, the Foreign shareholder must deliver to DiCon (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Such statements may be obtained from DiCon. Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

In order to fulfill United States federal income tax reporting requirements, Foreign shareholders that participate in the offer may receive a Form 1042-S.

Backup Withholding.

See "Procedure for Tendering Shares" with respect to the application of United States federal income tax backup withholding requirements.

15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

DiCon expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of the extension to the Company’s Transfer Agent and making a public announcement. There can be no assurance, however, that DiCon will exercise its right to extend the Offer. During any extension, all shares previously tendered will remain subject to the Offer, except to the extent that the shares may be withdrawn as set forth in Section 4. DiCon also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act which requires DiCon either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the Offer, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 8 of this Offer, by giving oral or written notice of the termination to the Company’s Transfer Agent and making a public announcement of this Offer and (ii) at any time, or from time to time, to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which DiCon may choose to make public announcement of any extension, termination or amendment, DiCon shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case DiCon shall have no obligation to publish, advertise or otherwise communicate the announcement other than by issuing a notice of the extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the shares in this Offer or in documents furnished subsequent to the date of this Offer to Purchase will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the SEC under the Exchange Act.

If DiCon materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, DiCon will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer’s soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given. The Offer will continue or be extended for at least ten business days from the time DiCon publishes, sends or gives to holders of shares a notice that it will (a) increase or decrease the price it will pay for shares or (b) increase (except for an increase not exceeding 2% of the outstanding shares) or decrease the number of shares it seeks.

16. FEES AND EXPENSES

The estimated cost and fees to be paid by DiCon in connection with the Offer are as follows:

Legal fees	$90,000.00
Financial Advisory / Valuation Fees	60,000.00
Commission filing fee	16.53
Out-of-pocket and miscellaneous fees	1,000.00
Total	$151,016.53

DiCon will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer.

17. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

DiCon is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning DiCon’s directors and officers, their remuneration, options granted to them, the principal holders of DiCon’s securities and any material interest of these persons in transactions with DiCon is filed with the SEC. DiCon has also filed a Tender Offer Statement on Schedule TO with the Commission, which includes certain additional information relating to the Offer. These reports, as well as other material, may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The Commission also maintains a website on the internet at http://www.sec.gov that contains reports, proxy and other information statements and other information regarding registrants that file electronically with the SEC.

The Offer is being made to all holders of shares. DiCon is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If DiCon becomes aware of any valid state statute prohibiting the making of the Offer, DiCon will make a good faith effort to comply with the statute. If, after a good faith effort, DiCon cannot comply with the statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in the state.

Any questions concerning tender procedures or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to Jean Lin, Stock Administrator and Transfer Agent.

The Company’s Transfer Agent for the Offer is Jean Lin, Stock Administrator. Any questions concerning tender procedures may be directed to the her at (510) 620-5352.

DICON FIBEROPTICS, INC.

November 16, 2006

SCHEDULE I

1. Directors and Executive Officers

Set forth below is a list of DiCon Fiberoptics, Inc.’s directors and executive officers and for each, a description of the following: (i) beneficial securities ownership; (ii) current principal occupation or employment and the name, principal business address of any corporation in which the employment or occupation is conducted; and (iii) material occupations, positions, offices or employment during the past five years. Unless otherwise noted below, the business address of each of the following persons is 1689 Regatta Blvd., Richmond, California 60542 and the telephone number is (510) 620-5000.

Each of the individuals listed below is a United States citizen, except Chung-Lung Lin, who is a citizen of Taiwan. Unless otherwise noted below, none of the following persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the following persons has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following table sets forth information regarding DiCon’s common stock beneficially owned by all directors and executive officers as of October 31, 2006

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Ho-Shang Lee, Ph.D.	5,565,075	(1)	24.08%
Gilles M. Corcos, Ph.D., as Trustee for The Gilles M. Corcos Trust	2,925,282		12.66%
Chung-Lung Lin	747,977	(2)	3.24%
Andrew F. Mathieson, as co-Trustee for the Charlotte Bliss Taylor Trust	1,496,700	(3)	6.48%
Dunson Cheng	-0-	(4)	n/a
Paul Ming-Ching Lo	148,832	(5)	0.64%
Anthony T. Miller	33,636	(6)	0.15%

Total for directors and executive officers	10,917,502		47.25%

(1)
Includes 174,275 shares issued to employees under the Employee Stock Option Plan and the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(2)
Includes 16,000 shares subject to stock options under the Employee Stock Option Plan which are exercisable, 236,000 shares held by a company owned by Mr. Lin and 6,420 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(3)
Includes 11,500 shares subject to stock options under the Employee Stock Option Plan which are exercisable, 1,415,200 shares owned by Mr. Mathieson as co-Trustee for the Charlotte Bliss Taylor Trust, and 70,000 shares owned by Darlington Partners, L.P., an investment partnership for which Fairview Capital Investment Management LLC (“Fairview”) is the general partner. Mr. Mathieson is the managing member of Fairview.

(4)	In January 2004, Dunson Cheng voluntarily surrendered past and future stock option awards under the Employee Stock Option Plan.
(5)
Includes 135,270 shares subject to stock options under the Employee Stock Option Plan which are exercisable and 7,562 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(6)
Includes 31,360 shares subject to stock options under the Employee Stock Option Plan which are exercisable and 2,276 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

The following table identifies our current executive officers and directors and their ages as of September 30, 2006:

Name	Age	Position

Ho-Shang Lee, Ph.D.	47	President, Chief Executive Officer and Director
Gilles M. Corcos, Ph.D.	79	Chairman of the Board and Director
Chung-Lung Lin	46	President of Global Fiberoptics Inc. and Director
Andrew F. Mathieson	49	Director
Dunson Cheng, Ph.D.	61	Director
Paul Ming-Ching Lo	48	Vice President of Manufacturing and Operations
Anthony T. Miller	64	General Counsel and Secretary

Ho-Shang Lee, Ph.D., President, Chief Executive Officer and Director. Dr. Ho-Shang Lee has served as DiCon’s President, Chief Executive Officer and a member of the Board since the inception of DiCon in June 1986. Dr. Lee earned his B.S. in Engineering from National Cheng-Kung University, Taiwan, in 1979 and his M.S. and Ph.D. in Mechanical Engineering from the University of California, Berkeley in 1984 and in 1986, respectively.

Gilles M. Corcos, Ph.D., Chairman of the Board and Director. Dr. Gilles M. Corcos has served as Chairman of the Board and Director since 1986. Dr. Corcos has also served as Chief Financial Officer. From 1958 to 1990, Dr. Corcos was a professor in the University of California, Berkeley’s Mechanical Engineering Department. Dr. Corcos holds a Ph.D. from the University of Michigan and a Doctorat d’Etat (Physics) from the University of Grenoble, France. Dr. Corcos also serves as a director of Agua Para La Vida, a non-government organization incorporated in the State of California.

Chung-Lung Lin, President of Global Fiberoptics Inc. and Director. Chung-Lung Lin is the President of Global Fiberoptics Inc., DiCon’s subsidiary in Taiwan. Before joining Global in January 2000, Mr. Lin owned and managed Guo Bao Construction Co. Ltd. in Taiwan for ten years. Mr. Lin joined DiCon’s Board in June 2000. Mr. Lin earned a B.S. and an M.S. in Engineering from National Cheng-Kung University, Taiwan, in 1979 and 1981, respectively. He is the brother-in-law of Dr. Ho-Shang Lee.

Andrew F. Mathieson, Director. Andrew F. Mathieson has served as a member of the Board since June 2000. Mr. Mathieson is the President of Fairview Capital Investment Management LLC (“Fairview”), a registered investment advisor located in Greenbrae, California. Fairview, which was founded by Mr. Mathieson in 1995, manages separate portfolios and is the General Partner of a private investment partnership. Mr. Mathieson earned a B.A. from Yale University in 1978, and an M.B.A. from Stanford University in 1984.

Dunson Cheng, Ph.D., Director. Dr. Dunson Cheng joined the Board in February 2002. Dr. Cheng is Chairman of the Board, Director, and President and Chief Executive Officer of Cathay Bank and Cathay General Bancorp. Dr. Cheng earned his B.S. in Applied Math and Physics from the University of Wisconsin at Madison, Wisconsin and his Ph.D. in Physics from the State University of New York at Stony Brook, and did post-doctorate research at the University of Oregon. Dr. Cheng worked for Xerox before joining Cathay Bank. Dr. Cheng was appointed President of Cathay Bank in 1985, President of Cathay Bancorp (predecessor of Cathay General Bancorp) in 1990 and Chairman of both institutions in 1994.

Paul Ming-Ching Lo, Vice President of Manufacturing and Operations. Paul Ming-Ching Lo joined DiCon in August 1997. Prior to joining DiCon, Mr. Lo was President and Chief Engineer of FEAC Technologies, Inc. from 1986 to 1997. Mr. Lo earned his B.S. in Engineering in 1979 from National Cheng-Kung University, Taiwan.

Anthony T. Miller, General Counsel and Secretary. Anthony T. Miller joined DiCon in March 2000. Before joining DiCon, Mr. Miller was in private law practice in San Francisco. Mr. Miller’s prior experience includes serving as Vice President-Administration, General Counsel and Secretary of American Resource Corporation, and as an Assistant General Counsel of Bank of America. Mr. Miller earned a B.A. in Political Science from Stanford University in 1964 and a J.D. from Hastings College of Law in 1968.

2. Principal Shareholders

The following table sets forth, as of the March 31, 2006, certain information as to those persons who were known by management to be beneficial owners of more than 5% of DiCon Fiberoptics, Inc.’s outstanding shares of common stock. Other than as noted below, management knows of no person or group that owns more than 5% of the outstanding shares of common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Ho-Shang Lee, Ph.D.	5,565,075	(1)	24.08%
Gilles M. Corcos, Ph.D., as Trustee for The Gilles M. Corcos Trust	2,925,282		12.66%
Anne Bleecker Corcos, as Trustee for The Anne Bleecker Corcos Revocable Trust 88 Codornies Road Berkeley, CA 94708	2,375,200		10.20%
Mei-Li Lee	4,259,121	(2)	18.43%
Andrew F. Mathieson, as co-Trustee for the Charlotte Bliss Taylor Trust 300 Drake’s Landing Road, Suite 250 Greenbrae, CA 94904-2498	1,496,700	(3)	6.48%
Samuel L. Taylor 506 Arlington Ave. Berkeley, CA 94707	2,904,584	(4)	12.57%

(1)
Includes 174,275 shares issued to employees under the Employee Stock Option Plan and the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(2)
Includes 57,172 shares subject to stock options under the Employee Stock Option Plan which are exercisable and 307 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(3)
Includes 11,500 shares subject to stock options under the Employee Stock Option Plan which are exercisable, 1,415,200 shares owned by Mr. Mathieson as co-Trustee for the Charlotte Bliss Taylor Trust, and 70,000 shares owned by Darlington Partners, L.P., an investment partnership for which Fairview Capital Investment Management LLC (“Fairview”) is the general partner. Mr. Mathieson is the managing member of Fairview.

(4)	Includes 1,415,200 shares held by Mr. Taylor as co-Trustee for the Charlotte Bliss Taylor Trust.

3. Securities Transactions

Except for the repurchase of shares from employees and the issuance of stock options to employees, during the 60 days prior to September 30, 2006, DiCon Fiberoptics, Inc. and its executive officers and directors did not effect any transactions in the common stock.

4. Certain Transactions

Dr. Dunson Cheng is Chairman of the Board, Director, President and Chief Executive Officer and a shareholder of Cathay Bank. Cathay Bank was the lender under the construction loan of $27.0 million for the Company’s corporate headquarters and manufacturing facility in Richmond, California, and is the lender under the mortgage loan which refinanced the construction loan. (See Note 12 to financial statements appearing in the Company’s annual report on Form 10-KSB for the fiscal year ended March 31, 2005). Dr. Cheng became a Director of DiCon in February 2002.

During the fiscal year ended March 31, 2005, DiCon paid Cathay Bank $5,656,404 in principal and interest on the mortgage loan. During the fiscal year ended March 31, 2006, DiCon paid Cathay Bank $11,969,550 in principal and interest on the mortgage loan The loan balance at March 31, 2005, was $20,913,460 and on March 31, 2006 was $9,957,052. Subsequent to March 31, 2005, the Company made numerous prepayments to reduce the unpaid principal balance of the Loan down to $9,957,051.51 with interest paid through March 20, 2006. On April 10, 2006, the Company entered into a Loan Modification and Extension Agreement and Amendment to Promissory Note (“Loan Modification”) and a Modification of Construction Trust Deed (“Trust Deed”) with Cathay Bank to extend the final payment date of the loan from October 20, 2007, to October 20, 2017, decreased the interest rate on the loan from the Index to the Index minus 1%, and released a parcel of vacant land of approximately 5.88 acres from the lien of the Trust Deed, effective April 5, 2006.

Dr. Ho-Shang Lee, President and Chief Executive Officer of DiCon, has personally indemnified Cathay Bank against any loss, expense or damage suffered by Cathay Bank resulting from Cathay Bank’s reliance upon certain representations and warranties provided by DiCon under the mortgage loan. Dr. Lee does not receive any fee or other compensation for issuing this indemnity.

Separately, the bank line of credit to Global from a Taiwan bank is personally guaranteed by Dr. Lee and corporately guaranteed by DiCon. Neither guarantor receives any fee or other compensation for issuing its guarantee. Additionally, the line of credit to Global backed by commercial paper issued by Global is personally guaranteed by Chung-Lung Lin, President of Global. Mr. Lin does not receive any fee or other compensation for issuing this guarantee.

SCHEDULE II

1. Financial statements for the two fiscal years ended March 31, 2006 and 2005:
•	Consolidated Balance Sheets at March 31, 2006 and 2005;
•	Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2006, 2005 and 2004;
•	Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2006, 2005 and 2004; and
•	Consolidated Statement of Cash Flows for the years ended March 31, 2006, 2005 and 2004.

These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in DiCon’s annual report on Form 10-KSB/A for the year ended March 31, 2006 and 2005. All share amounts reflect the 1-for-5 reverse stock split effective October 26, 2006.

DiCon Fiberoptics, Inc. and Subsidiary
Consolidated Balance Sheets
(in thousands)

	March 31,	March 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$1,411	$1,784
Marketable securities	19,785	14,677
Accounts receivable, net of allowance of $180 and $78, respectively	2,379	4,104
Inventories	2,246	3,998
Interest receivables and prepaid expenses	423	232
Total current assets	26,244	24,795

Property, plant and equipment, net	37,225	48,465
Other assets	12	41
Total assets	$63,481	$73,301

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,569	$3,110
Advances received from customers	3,663	3,594
Mortgage and other debt	2,319	2,685
Total current liabilities	7,551	9,389

Mortgage and other debt, net of current portion	9,332	19,528
Total liabilities	16,883	28,917

Commitments

Shareholders' equity:
Common stock: no par value; 40,000 shares authorized; 22,390 and 22,381 shares issued and outstanding at March 31, 2005 and 2006, respectively	22,204	22,238
Additional paid-in capital	13,265	13,285
Deferred compensation	(28)	(176)
Retained earnings	11,607	9,537
Accumulated other comprehensive loss	(450)	(500)
Total shareholders' equity	46,598	44,384

Total liabilities and shareholders' equity	$63,481	$73,301

DiCon Fiberoptics, Inc. and Subsidiary

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)

	Years Ended March 31,
	2006	2005	2004

Net sales	$19,426	$24,183	$18,658

Cost of goods sold	12,531	17,658	18,710

Gross profit (loss)	6,895	6,525	(52)

Selling, general and administrative expenses	4,876	6,333	5,438
Research and development expenses	4,569	5,658	6,516
Loss on write down of idle fixed assets	841	796	0
	10,286	12,787	12,624

Loss from operations	(3,391)	(6,262)	(11,954)

Other (expense) income:
Realized gains (losses) on sales of marketable Securities	1	22	114
Impairment of other long-term investments	0	0	(512)
Gain (loss) on disposal of fixed assets	7,992	(1,935)	670
Interest expense	(1,067)	(1,229)	(1,366)
Interest income	666	363	402
Other income, net	297	53	29

Income (loss) before income taxes	4,498	(8,988)	(14,009)

Income tax (expense) benefit	(191)	(287)	1,983

Net income (loss)	$4,307	$(9,275)	$(12,026)

Other comprehensive income (loss):
Foreign currency translation adjustment	50	606	999
Unrealized holding (losses) gains on marketable securities arising during the period, net of realized (losses) gains included in net loss	0	(17)	(64)

Comprehensive income (loss)	$4,357	$(8,686)	$(11,091)

Net income (loss) per share - basic and diluted	$(0.19)	$(0.41)	$(0.54)

Average shares used in computing net loss	22,393	22,394	22,403

DiCon Fiberoptics, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholder’s Equity
(In thousands)

	Common Stock
	Shares	Amount	Additional Paid in Capital	Deferred Compensation	Retained Earnings	Accumulated other Comprehensive Loss	Total

Balance, March 31, 2003	112,040	22,333	13,199	(970)	30,838	(2,024)	63,376

Repurchases of common stock pursuant to stock option and stock purchase plans	(48)	(54)	-	-	-	-	(54)

Issuance of stock options	-	-	161	(154)	-	-	7

Reversal of deferred compensation due to employee terminations prior to vesting	-	-	(143)	143	-	-	-

Amortization of deferred compensation	-	-	-	431	-	-	431

Unrealized gain (loss) on securities available for sale, net of realized gains (losses) included in net loss	-	-	-	-	-	(64)	(64)

Foreign currency translation adjustment	-	-	-	-	-	999	999

Net loss	-	-	-	-	(12,026)	-	(12,026)

Balance, March 31, 2004	111,992	22,279	13,217	(550)	18,812	(1,089)	52,669

Repurchases of common stock pursuant to stock option and stock purchase plans	(42)	(41)	-	-	-	-	(41)

Issuance of stock options	-	-	68	(68)	-	-	-

Amortization of deferred compensation	-	-	-	442	-	-	442

Unrealized gain (loss) on securities available for sale, net of realized gains(losses) included in net loss	-	-	-	-	-	(17)	(17)

Foreign currency translation adjustment	-	-	-	-	-	606	606

Net loss	-	-	-	-	(9,275)	-	(9,275)

Balance, March 31, 2005	111,950	$22,238	$13,285	$(176)	$9,537	$(500)	$44,384

Repurchases of common stock pursuant to stock option and stock purchase plans	(36)	(34)	-	-	-	-	(34)

Reversal of deferred compensation due to employee terminations prior to vesting	-	-	(20)	20	-	-	-

Amortization of deferred compensation	-	-	-	128	-	-	128

Foreign currency translation adjustment	-	-	-	-	-	50	50

Dividend Paid	-	-	-	-	(2,237)	-	(2,237)

Net income	-	-	-	-	4,307	-	4,307

Balance, March 31, 2006	111,914	$22,204	$13,265	$(28)	$11,607	$(450)	$46,598

DiCon Fiberoptics, Inc. and Subsidiary

Consolidated Statements of Cash Flows

(in thousands )

	Years Ended March 31,
	2006	2005	2004

Cash flows from operating activities:
Net income (loss)	$4,307	$(9,275)	$(12,026)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,498	8,090	9,219
Deferred incomes taxes	-	-	(1,983)
Write down excess and obsolete inventories	306	1,278	1,078
Write down idle fixed assets	841	796	-
Provision for bad debt	(124)	102	1
Gain (loss) on disposal of fixed assets	(7,992)	1,935	670
Provision for estimated losses due to vacated properties, net of sublease income	-	(120)	1
Impairment of other long-term investments		-	512
Realized (gain) loss on available-for-sale marketable securities	(1)	(22)	(114)
Interest accretion on deferred compensation		-	8
Liability
Stock compensation expense	128	442	574
Changes in assets and liabilities:
Accounts receivable	1,849	(1,051)	(954)
Inventories	1,377	(654)	(1,602)
Prepaid expenses and other current assets	(192)	290	(123)
Income tax receivable	-	16	15,269
Other assets	1	22	43
Accounts payable and accrued liabilities	(1,157)	522	(417)
Income taxes payable		-	(53)
Deferred compensation payable	-	(120)	(93)
Net cash provided by (used in) operating Activities	3,841	2,251	10,010

Cash flows from investing activities:
Purchases of marketable securities	(21,546)	(14,752)	(14,133)
Sales of marketable securities	16,436	20,333	4,827
Investment in joint venture and long-term		-	-
Investment
Sales of property, plant and equipment	13,821	47	214
Purchases of property and equipment	(118)	(218)	(82)
Net cash provided by (used in) investing activities	8,593	5,410	(9,174)

Cash flows from financing activities:
Borrowings under mortgages and other debt	3,028	3,387	4,123
Repayment of mortgages and other debt	(13,553)	(10,600)	(7,307)
Proceeds from issuance of common stock, net of repurchases	(34)	(41)	(54)
Dividend paid	(2,237)	-	-
Net cash provided by (used in) financing activities	(12,796)	(7,254)	(3,238)

Effect of exchange rate changes on cash and cash equivalents	(11)	18	4

Net change in cash and cash equivalents	(373)	425	(2,398)
Cash and cash equivalents, beginning of year	1,784	1,359	3,757
Cash and cash equivalents, end of year	$1,411	$1,784	$1,359

Supplemental disclosures of cash flow information:

Cash paid for interest	$1,123	$1,167	$1,325
Cash paid for income taxes	$191	$282	$54

2. Interim financial statements for six months ended September 30, 2006.

These financial statements should be read in conjunction with the unaudited consolidated financial statements and notes thereto included in DiCon’s quarterly report on Form 10-QSB for the quarter ended September 30, 2006.

DiCon Fiberoptics, Inc. and Subsidiary

Unaudited Consolidated Balance Sheets
(in thousands)
	September 30,	March 31,
	2006	2006(1)
Assets
Current assets:
Cash and cash equivalents	$2,316	1,411
Marketable securities	19,123	19,785
Accounts receivable, net of allowance for doubtful accounts of $133 and $56, respectively	3,958	2,379
Inventories	1,851	2,246
Interest receivable and prepaid expenses	843	423
Income tax receivable	3,132	-
Total current assets	31,223	26,244

Property, plant and equipment, net	36,127	37,225
Other assets	9	12
Total assets	$67,359	63,481

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$2,081	1,569
Advances received from customers	3,796	3,663
Mortgage and other debt	2,029	2,319
Federal income tax payable
Total current liabilities	7,906	7,551

Mortgage and other debt, net of current portion	8,591	9,332
Total liabilities	16,497	16,883

Commitments

Shareholders' equity:
Common stock: no par value; 40,000 shares authorized; 22,381 and 22,383 shares issued and outstanding at September 30, 2006 and March 31, 2006, respectively	22,197	22,204
Additional paid-in capital	13,245	13,265
Deferred compensation		(28)
Retained earnings	16,040	11,607
Accumulated other comprehensive loss	(620)	(450)
Total shareholders' equity	50,862	46,598
Total liabilities and shareholders' equity	$67,359	63,481

(1)   Balances at March 31, 2006 are derived from the audited Financial Statements at that date.

DiCon Fiberoptics, Inc. and Subsidiary

Unaudited Consolidated Statements of
Operations and Comprehensive Income (Loss)

(in thousands, except per share data)

	Six Months Ended
	September 30
	2006	2005

Net sales	$10,658	$10,400

Cost of goods sold	5,323	7,014

Gross profit	5,335	3,386

Selling, general and administrative expenses	2,380	2,304
Research and development expenses	2,514	2,273
	4,894	4,577

Income (loss) from operations	441	(1,191)

Other (expense) income:
Interest expense	(365)	(599)
Interest income	925	254
Gain (loss) on disposal of fixed assets	47	174
Other income (expense), net	708	203

Income (loss) before income taxes	1,756	(1,159)

Income tax (expense)	(2,677)	1

Net income (loss)	4,433	(1,160)
Other comprehensive income:
Foreign currency translation adjustment	(170)	(150)

Comprehensive income (loss)	$4,263	$(1,310)

Net income (loss) per share - Basic	$.20	$(.05)
Net income (loss) per share - Diluted	$.20	$(.05)

Average shares used in computing net income(loss) per share - basic	22,382	22,389
Average shares used in computing net income	22,393	22,389

DiCon Fiberoptics, Inc. and Subsidiary
Unaudited Consolidated Statement of Cash Flows
(in thousands)
		Six Months Ended
		September 30
		2006	2005
Cash flows from operating activities:
Net income (loss)		$4,433	$(1,160)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation		1,170	2,784
Write down excess and obsolete inventories		11	-
Provision for bad debts		77	(99)
Allocation expense-other assets		3	-
(Gain) loss on disposal of property, plant and equipment		(82)	(174)
Realized (gain) on available-for-sale marketable securities
Stock compensation expense		9	65
Changes in assets and liabilities:
Accounts receivable		(1,658)	1,570
Inventories		395	782
Prepaid expenses and other current assets		(421)	(34)
Other assets		4	28
Accounts payable and accrued liabilities		585	(18)
Income tax Receivable		(3,132)
Income tax payable	25
Deferred compensation payable
Net cash provided by operating activities		1,416	3,744

Cash flows from investing activities:
Purchases of marketable securities		(6,842)	(6,876)
Sales of marketable securities		7,504	7,479
Sale of property, plant and equipment		56	190
Purchases of property, plant and equipment		(178)	(102)
Net cash provided by investing activities		540	691

Cash flows from financing activities:
Borrowings under mortgages and other debt		2,355	1,224
Repayment of mortgages and other debt		(3,377)	(5,326)
Repurchases of common stock		(8)	(19)
Net cash (used in) financing activities		(1,030)	(4,121)

Effect of exchange rate changes on cash and cash equivalents		(21)	(48)

Net change in cash and cash equivalents		905	266
Cash and cash equivalents, beginning of period		1,411	1,784
Cash and cash equivalents, end of period		$2,316	$2,050

Supplemental disclosures of cash flow information:

Cash paid for interest		$367	$648

Cash paid for income taxes		$13	$1